

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2010

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to
Commission file number 001-33737

Rodman & Renshaw Capital Group, Inc.

(Exact name of Company as specified in its charter)

Delaware	**84-1374481**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
1251 Avenue of the Americas, New York, NY	**10020**
(Address of principal executive offices)	*(Zip Code)*

Registrant's telephone number, including area code:
212-356-0500

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Name of each exchange on which registered**
Common Stock, $.001 par value	Nasdaq

Securities registered pursuant to Section 12(g) of the Act:
None
(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined by Rule 405 of the Securities Act.
Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.
Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐ Accelerated Filer ☐ Non-accelerated Filer ☐ Smaller Reporting Company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

The aggregate market value of the voting stock held by non-affiliates of the registrant as of June 30, 2010 was approximately $55,153,830.

The number of shares outstanding of the registrant's common stock, $.001 par value, as of March 10, 2011 was 33,207,498 shares.

DOCUMENTS INCORPORATED BY REFERENCE

The information in response to Part III, Items 10, 11, 12, 13 and 14 of this Report are incorporated herein by reference to the Registrant's Definitive Proxy Statement, to be filed on or before April 30, 2011, with respect to its 2011 Annual Meeting of Stockholders.

TABLE OF CONTENTS

FORWARD LOOKING STATEMENT INFORMATION

Certain statements made in this Annual Report on Form 10-K are "forward-looking statements regarding the plans and objectives of management for future operations. Such statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The forward-looking statements included herein are based on current expectations that involve numerous risks and uncertainties. Our plans and objectives are based, in part, on assumptions involving judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that our assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the forward-looking statements included in this Report will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein particularly in view of the current state of our operations, the inclusion of such information should not be regarded as a statement by us or any other person that our objectives and plans will be achieved. Factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, but are not limited to, the factors set forth herein under the headings "Business," "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

PART I

Item 1. *Business*

(a) General Development of Business

Rodman & Renshaw Capital Group, Inc. ("RRCG") is a Delaware holding company which was organized on December 20, 2006. RRCG, through its various subsidiaries, is engaged in the investment banking business. RRCG's principal operating subsidiary is Rodman & Renshaw, LLC ("R&R"), a Delaware limited liability company organized on June 20, 2002. R&R is a broker dealer registered with the Financial Industry Regulatory Authority, Inc. ("FINRA"). On May 12, 2008, the RRCG formed Aceras BioMedical LLC ("Aceras BioMedical"), a joint venture through which RRCG, in partnership with Aceras Partners, LLC ("Aceras Partners"), will make principal investments in early-stage biotechnology and life sciences companies. In conjunction with the establishment of the joint venture, the RRCG formed a new wholly-owned subsidiary, Rodman Principal Investments, LLC ("RPI"), which holds a 50% stake in Aceras BioMedical and serves as the holding vehicle for all of the RRCG's principal-related businesses. RRCG and its subsidiaries, including R&R, are collectively referred to herein as "Company," "we," "our" or "us".

Overview

We are a full-service investment bank dedicated to providing corporate finance, strategic advisory and related services to public and private companies across multiple sectors and regions. We also provide research and sales and trading services primarily to institutional investors. According to Sagient Research Systems, we are the leader in the PIPE (private investment in public equity) and RD (registered direct offering) transaction markets. We have been ranked the #1 Placement Agent by deal volume of PIPE and RD financing transactions completed every year since 2005. The sectors that we currently serve include life science/healthcare, energy, metals/mining, financial services and cleantech and the regions we currently serve include the United States and China. Our primary product and service offerings include financing transactions, including private placements and public offerings. We also provide research and sales and trading services to institutional investors.

Recent Developments

On January 5, 2011, we entered into a definitive merger agreement in connection with our proposed acquisition of Hudson Holding Corporation (the "Merger"). Hudson Holding Corporation ("Hudson"), through its wholly owned subsidiary Hudson Securities, Inc. (referred to as "Hudson Securities"), provides a full range of corporate finance, advisory, and capital markets services and institutional equity research focused on the micro-, small- and mid-cap marketplace. Hudson Securities is dedicated to meeting the liquidity needs of its clients by providing execution solutions and making markets in over 15,000 U.S. and foreign securities. The terms of the Merger provides for each Hudson share to be exchanged for 0.0338 shares of our common stock. The transaction is valued at approximately $7 million, based upon a $2.69 valuation per share of our common stock. The exchange ratio and aggregate merger consideration are subject to adjustment, up or down, based upon the net liquid assets of Hudson at the effective time of the Merger. The transaction, which is expected to close in the second quarter of 2011, is subject to Hudson stockholder approval, regulatory approvals and other customary closing conditions.

Business Environment

Market conditions and valuations for companies in the life science, China and other sectors in which RRCG is active, as well as general market conditions, can materially affect RRCG's financial performance. On May 6, 2010, the market experienced its "flash crash", with the Dow Jones Industrial Average declining 1,000 points, and from that day through the end of the third quarter, the equity markets generally performed poorly. Between May 6, 2010 and early September 2010, many of our clients and target companies have experienced volatility in their stock prices. When the stock markets are in a downturn or in a period of volatility, it is challenging to generate investment banking revenue from capital markets activity.

(b) Financial Information about Industry Segments

We operate in two business segments, Capital Markets and Merchant Banking. The Capital Markets reportable segment includes our investment banking, sales and trading activities and research. The Capital Markets reportable segment is managed as a single operating segment that provides the following principal sources of revenue:

- investment banking fees, which are derived from corporate finance activities and strategic advisory services;
- realized and unrealized gains with respect to securities held for our own account;
- commissions on sales and trading activities;
- conference fees; and
- other miscellaneous sources of revenues, such as interest.

Although we have multiple sources of revenue derived within Capital Markets, most of our revenue is derived from our investment banking services and consists of private placement, underwriting and strategic advisory fees earned upon the successful completion of financing or other types of corporate transactions, such as mergers, acquisitions and dispositions.

The Merchant Banking segment is primarily comprised of operating activities related to Aceras BioMedical. On May 12, 2008, we formed Aceras BioMedical, a joint venture through which we, in partnership with Aceras Partners, LLC, make principal investments in early-stage biotechnology and life sciences companies. In conjunction with the establishment of the joint venture, we formed a new wholly-owned subsidiary which holds a 50% stake in Aceras BioMedical and serves as the holding vehicle for all of our principal-related businesses. We receive 50% of Aceras BioMedical's economic interest in all investments made.

(c) Narrative Description of Business

Our business consists of: (a) investment banking, which includes corporate finance and strategic advisory services; (b) sales and trading; (c) equity research; and (d) principal transactions and merchant banking.

Investment Banking

Our investment banking professionals focus on providing corporate finance and strategic advisory services to public and private companies. As of December 31, 2010, our investment banking group consisted of 19 senior managing directors and managing directors, who focus on originating, structuring and placing transactions. A significant majority of our investment banking revenues is earned from public companies with a market capitalization below $500 million. We aim to provide these companies with capital origination services and strategic advice throughout their various stages of development.

Corporate Finance

We are corporate finance specialists and plan to continue to focus primarily on financing transactions. Our in-depth knowledge of a particular sector enables us to develop financing strategies, transaction structures and financing instruments that simultaneously address issuers' needs for capital and the investment community's need to balance risk and reward. We offer our clients a broad range of financing alternatives including private placements, PIPEs, RDs and underwritten public offerings.

- *Private Placements*. These transactions involve sales of unregistered securities. In most cases the issuer is a private company, although public companies can undertake private placements as well. The securities sold may be common or preferred equity, debt, convertible debt, or derivatives, such as warrants. The debt could be secured or unsecured, senior, mezzanine or subordinated. Many of these transactions involve units, which include more than one class of securities.

- *Private Investment in Public Equity*, or "PIPE." In these transactions, a publicly-traded reporting company sells unregistered securities of a class, and/or convertible or exchangeable for a class, that is already publicly traded. Generally, the issuer is obligated to register the securities within a specified period after the transaction closes.

- *Registered Direct Offerings*, or "RD." These transactions are direct placements of securities that have been registered under a "shelf" registration statement and, therefore, are immediately tradable.

- *Public Offerings*. These transactions involve securities that have been registered and that are listed or traded on an exchange. The offering may constitute an "initial public offering" by a private company or a "follow-on offering" by an existing public company.

In 2010, we completed 116 financing transactions which raised in excess of $3.0 billion. In a majority of these transactions we were either the lead investment bank or the only investment bank. In addition, we are a recognized industry leader in PIPE and RD financing transactions. From January 1, 2003 through December 31, 2010, we executed an aggregate of 394 PIPE and RD financing transactions which raised in excess of $6.3 billion.

Strategic Advisory Services

We also provide strategic advisory services on a broad range of transactions including mergers, acquisitions and asset sales. We are involved at each stage of these transactions, from initial structuring to final execution.

Sales and Trading

As of December 31, 2010, our sales and trading unit included seven sales and sales trader personnel and two traders. They focus on executing trades for institutional investor clients in the United States and Europe. As of December 31, 2010, we were a market-maker for approximately 488 stocks.

Equity Research

As of December 31, 2010, our research department included 14 senior analysts: five who cover the life science sector; one who covers the metals/mining sector; one who covers the energy sector; four who cover the China sector; one who covers the technology sector; one who covers special situations; and one who covers community banks. These senior analysts are supported by seven associate analysts. As of December 31, 2010, the research department covered 238 companies.

Merchant Banking

The Merchant Banking segment is primarily comprised of operating activities related to Aceras BioMedical. On May 12, 2008, we formed Aceras BioMedical, a joint venture through which we, in partnership with Aceras Partners, LLC, make principal investments in early-stage biotechnology and life sciences companies. In conjunction with the establishment of the joint venture, we formed a new wholly-owned subsidiary which holds a 50% stake in Aceras BioMedical and serves as the holding vehicle for all of our principal-related businesses. At December 31, 2010, our outstanding investment commitment to Aceras BioMedical to fund operations and the joint venture's principal investments in life science companies was $12.1 million. We receive 50% of Aceras BioMedical's economic interest in all investments made.

Industry Leading Conferences

Our investment conferences are industry-leading events that bring together companies, institutional investors, business development executives and experts from our targeted sectors. The conferences are designed to facilitate interactions of companies in our targeted sectors with potential investors and strategic partners. The conferences also provide an opportunity to exchange ideas and build relationships and provide an opportunity for the participating companies and investors to build relationships.

In 2010, we sponsored three investment conferences; one in Beijing, one in New York and one in London. In 2011, we sponsored an investment conference in Shanghai, China in March and we expect to sponsor an investment conference in New York in September. These conferences emphasize "small-cap" and "mid-cap" companies and bring together company executives, scientists, industry specialists, venture capitalists and other institutional investors and feature company presentations, panel discussions and one-on-one meetings between company managements and investors. At its conference held in Beijing, China in March 2010, we had approximately 140 presenting companies and over 1,000 attendees. At the conference held in New York City in September 2010, there were approximately 500 presenting companies and over 4,000 attendees. At the conference held in London in May 2010, there were approximately 150 presenting companies and over 1,000 attendees. At the conference held in Shanghai, China in March 2011, we had approximately 170 presenting companies and over 1,800 attendees.

Our Business Strategy and Model

Our business strategy is to provide corporate finance, strategic advisory and related services to companies that have significant recurring capital needs due to their growth and development strategies. Currently, we focus primarily on four sectors:

- life sciences, including biotechnology, medical device, pharmaceutical and healthcare services companies;
- metals and mining, including steel (manufacturing and distribution) and natural resource exploration companies;
- energy, including oil and gas and alternative energy companies; and
- China based companies that are, or desire to become, public in the United States.

Historically, we have been one of the leaders in the PIPE and RD transaction markets, particularly for biotechnology and China companies. More recently, we have expanded our product offerings to include underwritten public offerings and have created the Global Capital Markets (GCM Group) to focus on these types of financing transactions.

PIPE and RD Financing Transactions

PIPE and RD financing transactions provide public companies with effective and viable alternatives to raising capital through public follow-on offerings. In a PIPE, a public reporting company sells unregistered securities to investors in a private placement transaction and obligates itself to file, and process to effectiveness, a registration statement with the U.S. Securities and Exchange Commission (the "SEC") covering the resale of the securities by the investors within a specified period after the financing closes. The investors cannot sell the securities until the registration statement becomes effective, or an exemption from registration is available for the resale of the securities. In a RD, a public reporting company sells directly to investors securities that are covered by what is commonly referred to as a "shelf" registration statement (a registration statement that was previously declared effective by the SEC) in a financing transaction commonly referred to as a "shelf takedown." Since these securities are issued pursuant to an effective registration statement, the investors can immediately resell them after the completion of the transaction. We believe that both PIPE and RD financing transactions offer the advantages of greater speed, lower cost and more efficient execution over public follow-on offerings.

PIPE and RD financing transactions, as alternatives to public follow-on offerings, have grown significantly in recent years. Sagient Research Systems, the leading provider of research, data, and analytics covering PIPE and RD financing transactions, and a widely quoted and used industry resource, publishes "PlacementTracker," which aggregates PIPE and RD financing transactions together for the purposes of its league tables and other statistical data.

We completed our first PIPE and RD financing transactions in 2002 and since then have become a leader in this space. The table below sets forth the number of PIPE and RD transactions completed by us and the dollars raised by us in those transactions from 2003 to 2010 as well as the total industry-wide number of transactions and dollars raised during these periods. The statistical data in the table below is derived from data published by PlacementTracker.

	Rodman & Renshaw		Industry-Wide	
Period	**Number of Transactions**	**Dollars Raised (in millions)**	**Number of Transactions**	**Dollars Raised (in millions)**
2003	31	>$ 400	1,456	>$ 19,100
2004	38	>$ 590	2,001	>$ 21,600
2005	29	>$ 460	2,171	>$ 28,000
2006	45	>$ 850	1,622	>$ 31,200
2007	53	>$ 930	1,623	>$ 86,600
2008	44	>$ 580	1,153	>$ 123,800
2009	77	>$1,233	1,019	>$ 38,400
2010	77	>$1,221	1,151	>$ 39,303

According to PlacementTracker, in each of calendar years 2003, 2005, 2006, 2007, 2008, 2009 and 2010, we were the leading investment bank in terms of the aggregate number of PIPE and RD financing transactions completed, and in calendar year 2004 we were the number two investment bank in terms of the aggregate number of PIPE and RD financing transactions completed.

We believe there is a significant opportunity for continued growth in this space given issuers' continuing desire to identify and pursue faster and less costly financing alternatives to traditional follow-on public offerings and institutional investors' continuing interest in participating in these financing transactions.

Competitive Strengths

Sector Focus

We believe that our focus on a limited number of large sectors with recurring capital needs is a competitive advantage. This focus manifests itself in the form of an integrated investment banking platform that includes specialists in the areas of corporate finance, strategic advisory services, research and trading and institutional sales. We believe this specialization produces a combination of investment banking and technical expertise, allowing us to better understand and service the strategic and financing needs of our clients and deliver differentiated advice that our clients require and appreciate when addressing complex financing issues and making important strategic decisions.

Experienced Professionals with Deep Knowledge and Broad Skills

We have created an entrepreneurial, performance-oriented corporate culture that attracts professionals who share a reputation for sector expertise, strong execution skills and a history of successful transactions. We are led by a team of professionals with extensive track records of success in arranging and executing various types of financing transactions.

Strong Client Relationships

We emphasize developing and nurturing long-term relationships with both issuers and investors, including hedge funds, venture capital funds and private equity funds. This has expanded our distribution and placement capabilities, enabling us to raise significant amounts of capital for our issuer clients. We strive to build long-term relationships with our issuer clients by providing services appropriate to each stage of a company's development. We provide our clients with frequent and consistent interaction with our senior professionals, who are actively involved in all stages of our client engagements. We believe that the high levels of expertise and client trust we have developed have been significant factors contributing to our growth and have enabled us to generate significant repeat business. In 2010, 2009, 2008, 2007, 2006 and 2005, approximately 44%, 41%, 66%, 38%, 34% and 44%, respectively, of our investment banking transactions were executed with repeat clients.

Unleveraged Balance Sheet

As of December 31, 2010, we had total assets of $81.1 million and stockholders' equity of $52.3 million. Most importantly, we are debt-free.

Competition

All aspects of our business are intensely competitive. Our competitors are other investment banks, brokerage firms, merchant banks and financial advisory firms. We consider our primary competitors to include the following firms:

Canaccord Adams, Inc.	Leerink Swann & Co.
Cowen Group, Inc	Maxim Group
Jefferies Group, Inc.	Oppenheimer & Co. Inc.
JMP Group, Inc	Piper Jaffray Companies.
Ladenburg Thalmann Financial Services, Inc.	Roth Capital Partners, LLC
Lazard Ltd.	Stifel Financial Corp.

In addition, if we continue to expand into new sectors, we are likely to face competition from other firms.

We compete on a national, regional and local level as well as on product and business-line bases. Some of our competitors have teams that specifically focus on the same sectors, and some of them specialize in the same types of financing transactions that we specialize in – namely, private placements, PIPEs, RDs, IPOs and follow-on public offerings. We do not believe that our competitors have the same level of expertise as we do with PIPE and RD financing transactions or in our target sectors. Many of our competitors, however, have substantially greater capital and resources than we do and offer a broader range of financial products. We believe that the principal factors affecting competition in our business include client relationships, reputation, quality and price of our products and services, market focus and the experience of our professionals.

A number of large commercial banks have established or acquired broker-dealers or have merged with other financial institutions. Many of these firms have the ability to offer a broader range of products and services than we offer, including loans, deposit accounts, insurance and alternative investment strategies. Many of these firms also have more extensive investment banking services, which may enhance their competitive position. They also have the ability to support investment banking and securities products with commercial banking, insurance and other financial services revenue in an effort to gain market share, which could result in pricing pressure in our business. This trend toward consolidation and convergence has also significantly increased the capital base and geographic reach of our competitors.

In the investment banking industry, competition for the recruitment and retention of qualified professionals is also intense. Our ability to continue to compete effectively in our business will depend upon our continued ability to retain and motivate our existing professionals and attract new professionals.

Government Regulation

Our business, as well as the financial services industry generally, is subject to extensive regulation in the United States and elsewhere. As a matter of public policy, regulatory bodies in the United States and the rest of the world are charged with safeguarding the integrity of the securities and other financial markets and with protecting the interests of participants in those markets. In the United States, the SEC is the federal agency responsible for the administration of the federal securities laws. R&R, our wholly-owned subsidiary, is registered as a broker-dealer with the SEC and FINRA and in all 50 states. Accordingly, R&R is subject to regulation and oversight by the SEC and FINRA, a self-regulatory organization, which is itself subject to oversight by the SEC and which adopts and enforces rules governing the conduct, and examines the activities, of its member firms. State securities regulators also have regulatory or oversight authority over R&R. Our business may also be subject to regulation by foreign governmental and regulatory bodies and self-regulatory authorities in other countries.

Broker-dealers are subject to regulations that cover all aspects of the securities business, including sales methods, trade practices among broker-dealers, use and safekeeping of customers' funds and securities, capital structure, record-keeping, the financing of customers' purchases and the conduct and qualifications of directors, officers and employees. In particular, as a registered broker-dealer and member of various self-regulatory organizations, R&R is subject to the SEC's uniform net capital rule, Rule 15c3-1 of the Securities Exchange Act of 1934, as amended ("Exchange Act"), which specifies the minimum level of net capital a broker-dealer must maintain and also requires that a significant part of its assets be kept in relatively liquid form. The SEC and various self-regulatory organizations impose rules that require notification when net capital falls below certain predefined criteria, limit the ratio of subordinated debt to equity in the regulatory capital composition of a broker-dealer and constrain the ability of a broker-dealer to expand its business under certain circumstances. Additionally, the SEC's uniform net capital rule imposes certain requirements that may have the effect of prohibiting a broker-dealer from distributing or withdrawing capital and requiring prior notice to the SEC for certain withdrawals of capital. The SEC has adopted rule amendments that establish alternative net capital requirements for broker-dealers that are part of a consolidated supervised entity. As a condition to its use of the alternative method, a broker-dealer's ultimate holding company and affiliates (referred to collectively as a "consolidated supervised entity") must consent to group-wide supervision and examination by the SEC. If we elect to become subject to the SEC's group-wide supervision, we will be required to report to the SEC computations of our capital adequacy.

The research areas of investment banks have been and remain the subject of increased regulatory scrutiny. In 2002 and 2003, acting in part pursuant to a mandate contained in Sarbanes-Oxley Act of 2002 ("SOX"), the SEC, the New York Stock Exchange ("NYSE"), Nasdaq and FINRA adopted rules imposing heightened restrictions on the interaction between equity research analysts and investment banking personnel at member securities firms. In addition, in 2003 and 2004, a number of securities firms in the United States reached a settlement with certain federal and state securities regulators and self-regulatory organizations to resolve investigations into their equity research analysts' alleged conflicts of interest. Under this settlement, to which we were not a party, the firms have been subject to certain restrictions and undertakings. In addition, the settlement imposes restrictions on the interaction between research and investment banking departments, and these securities firms are required to fund the provision of independent research to their customers. In connection with the research settlement, the firms also subscribed to a voluntary initiative imposing restrictions on the allocation of shares in public offerings to executives and directors of public companies. The SEC has proposed amendments to Regulation M that would further affect the manner in which securities are distributed and allocated in registered public offerings, and FINRA has proposed similar rulemaking in this area. We cannot fully predict the practical effect that such restrictions or measures will have on our business. Furthermore, the SEC, the NYSE, Nasdaq and FINRA may, in the future, adopt additional and more stringent rules with respect to offering procedures and the management of conflicts of interest in the future.

The effort to combat money laundering and terrorist financing is a priority in government policy with respect to financial institutions. The USA PATRIOT Act of 2001 contains anti-money laundering and financial transparency laws and mandates the implementation of various regulations applicable to broker-dealers and other financial services companies, including standards for verifying client identification at account opening, and obligations to monitor client transactions and report suspicious activities. Through these and other provisions, the USA PATRIOT Act of 2001 seeks to promote the identification of parties that may be involved in terrorism or money laundering. Anti-money laundering laws outside the United States contain some similar provisions. The obligation of financial institutions, including us, to identify their customers, watch for and report suspicious transactions, respond to requests for information by regulatory authorities and law enforcement agencies, and share information with other financial institutions, has required the implementation and maintenance of internal practices, procedures and controls which have increased, and may continue to increase, our costs, and any failure with respect to our programs in this area could subject us to serious regulatory consequences, including substantial fines and, potentially, other liabilities.

Certain of our businesses are subject to compliance with laws and regulations of the United States, state governments, foreign governments and their respective agencies and/or various self-regulatory organizations or exchanges relating to the privacy of client information, and any failure to comply with these regulations could expose us to liability and/or reputational damage.

In addition, the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank Act"), the financial reform legislation that was passed in July 2010, establishes the Bureau of Consumer Financial Protection to regulate the offering and provision of consumer financial products or services under federal law. We are uncertain whether this Bureau will issue any rules or regulations that will affect our business. Such rules and regulations could have a material adverse effect upon us.

Additional legislation, changes in rules promulgated by the SEC and self-regulatory organizations or changes in the interpretation or enforcement of existing laws and rules, either in the United States or elsewhere, may directly affect the mode of our operation and profitability.

The United States and foreign government agencies and self-regulatory organizations, as well as state securities commissions in the United States, are empowered to conduct administrative proceedings that can result in censure, fine, the issuance of cease-and-desist orders or the suspension or expulsion of a broker-dealer or its directors, officers or employees.

Since March 2004, we have received inquiries, subpoenas and requests for production of documents from the SEC, FINRA and the Attorney General of the State of New York ("AG") with respect to individual PIPE transactions in which we acted as placement agent. We have responded to each such inquiry, subpoena and request, and, to our best knowledge, our responses have been to the satisfaction of the inquiring party. We have never been advised by the SEC, FINRA or the AG that we are, or have been, a target in connection with any such inquiry or investigation in connection with our PIPE business, and we have no reason to believe that we are currently a target in connection with any such inquiry or investigation. We believe that these inquiries and investigations are consistent with the general regulatory scrutiny that PIPE transactions have been the subject of during this period.

During 2010, 2009, 2008, 2007 and 2006, we have received ongoing inquiries from FINRA relating to our participation in resale registration offerings that register securities placed in private placement financing transactions in which we acted as placement agent. The inquiries have focused on whether the offerings contemplated by such resale registration statements are subject to the filing requirements set forth in Rule 5110 of FINRA Conduct Rules ("Rule 5110") and FINRA Notice to Members 88-101 and related Regulation M matters. A Rule 5110 filing seeks approval from FINRA as to the fairness of the compensation received, or to be received, by a member in a financing transaction covered by the rule. The rule generally covers a member that is "participating" in a public offering, the definition of which is currently the subject of industry discussion and debate. We have responded to each such inquiry, and to our best knowledge, such responses have been to the satisfaction of the inquiring party. We expect that FINRA may seek further information from us. We have never been advised by FINRA that we are, or were, a target in connection with any inquiry or investigation relating to Rule 5110.

Risk Management and Compliance

Risk is an inherent part of our business. Global markets, by their nature, are prone to uncertainty and expose participants to a variety of risks. The principal risks we face are market, liquidity, legal, reputation and operational risks. We consider risk management to be of paramount importance in our day-to-day operations. Consequently, we devote significant resources, including investments in personnel and technology, to the measurement, analysis and management of risk. While risk cannot be eliminated, we seek to mitigate it through a strong internal control environment, with multiple overlapping and reinforcing elements. We developed policies and procedures to identify, measure and monitor the risks involved in our sales and trading, principal transactions and investment banking activities. We apply sound practical judgment before transactions occur to ensure appropriate risk mitigation is in place. We accomplish this objective by allocating the use of capital to each of our business units, establishing trading limits and setting credit limits for individual counterparties.

The challenge is balancing risk versus return. Our objective is to achieve adequate returns from each of our business units commensurate with the risks inherent in those units. Nonetheless, the effectiveness of our approach to managing risks can never be completely assured. For example, unexpected large or rapid movements or disruptions in one or more markets or other unforeseen developments could have an adverse effect on our results of operations and financial condition. The consequences of these developments can include losses due to adverse changes in the value of our portfolio of securities and warrants and increases in our credit exposure to customers and trading counterparties and general systemic risk.

Employees

As of December 31, 2010, we had approximately 131 full-time employees, substantially all of which are based in our principal offices in New York City. We are not a party to any collective bargaining agreements and we have not had any work stoppages. We consider our relations with our employees to be good.

Corporate Information

Our principal executive office is located at 1251 Avenue of Americas, 20th Floor, New York, New York 10020, and our telephone number is (212) 356-0500. We also have an office in Houston, Texas. Our corporate website address is www.rodm.com . Information contained on our website is not incorporated by reference into this Report and you should not consider information contained on, or accessible through, our website as part of this Report.

(d) Financial Information About Geographic Areas

In 2010, 2009 and 2008, we derived certain revenues from business outside of the United States; however, such revenues were not material. Financial information concerning our operations is reported in Item 8, Financial Statements and Supplementary Data.

(e) Available Information

Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments are available on the SEC's internet website at www.sec.gov. The public may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 100 Fifth Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. As noted above, the SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers such as us that file electronically with the SEC.

Item 1A. ***Risk Factors***

The following are certain risk factors that could affect our business, financial position and results of operations. These risk factors should be considered in connection with evaluating the forward-looking statements contained in this Annual Report on Form 10-K because these factors could cause the actual results and conditions to differ materially from those projected in the forward-looking statements. Before you buy our common stock or other securities, you should know that making such an investment involves risks, including the risks described below. The risks that have been highlighted below are not necessarily the only risks of our business. If any of the risks actually occur, our business, financial condition or results of operations could be negatively affected. In that case, the trading price of our common stock or other securities could decline, and you may lose all or part of your investment. Certain risk factors that could cause actual results to differ materially from our forward-looking statements include the following:

Risks Related to Our Business

We have limited cash and cash equivalents and rely on cash flow from operations to operate our business.

At December 31, 2010 we had cash and cash equivalents of approximately $14.8 million. Our capital requirements have been and will continue to be significant. Historically, we have relied upon cash flow from operations to fund our working capital needs. In light of current market and economic conditions it is difficult, if not impossible, to predict the timing or likelihood of generating revenues. In the event that we do not generate adequate cash flow from operations to fund our working capital needs we will need to raise working capital through a debt or equity financing, if available, or curtail operations.

Limitations on our access to capital could impair our ability to expand our businesses.

Liquidity, or ready access to funds, is essential to financial services firms, including ours. R&R, our broker-dealer subsidiary, is subject to the net capital requirements of the SEC, FINRA and various self-regulatory organizations of which it is a member. These requirements typically specify the minimum level of net capital a broker-dealer must maintain and also mandate that a significant part of its assets be kept in relatively liquid form. Any failure to comply with these net capital requirements could impair our ability to expand our business. Furthermore, there are laws that authorize regulatory bodies to block or reduce R&R's ability to distribute funds to us. As a result, regulatory actions could impede our access to funds that we need to make payments on obligations or dividend payments. In addition, because we hold equity interests in our subsidiaries, our rights as an equity holder to the assets of these subsidiaries may not materialize, if at all, until the claims of the creditors of these subsidiaries are satisfied.

We derive a significant portion of our revenues from the life science sector, primarily from biotechnology companies. Adverse developments or a decline in investor interest in this sector could harm our business.

In 2010, 2009, and 2008, 31%, 53%, and 59%, respectively, of our revenues were derived from the life science sector. Although this percentage may decrease over time, we anticipate that the life science sector (primarily biotechnology companies) will continue to account for a significant portion of our revenues in the foreseeable future. The life science sector is known for its volatility due to a number of factors including the following:

- many companies in this sector rely on a single product or class of products;
- the sector is highly regulated;
- a company's success and viability depends on the results of clinical trials, which are unpredictable;
- technological developments;
- disposition of patent applications;
- international respect of patents;
- product recalls;
- general economic conditions and political developments;
- global competition; and
- availability of insurance coverage.

Despite our expansion into other sectors, our revenue and net profits will continue to be subject to the volatility of the life science sector, which could have a detrimental impact on our results of operations.

We derive a significant portion of our revenues from China based companies which could be adversely affected by changes in the political and economic policies of the government of the Peoples Republic of China (PRC).

In 2010, 2009, and 2008, 28%, 24%, and 8%, respectively, of our revenues were derived from the China sector. Our China based revenue is principally derived from companies that are listed on, or seek listing on, a U.S. exchange. Under the current government leadership, the government of the PRC has been pursuing economic reform policies that encourage private economic activity, greater economic decentralization and globalization. There is no assurance, however, that the government of the PRC will continue to pursue these policies, or that it will not significantly alter these policies from time to time, with or without notice. Further, the China region and markets may experience volatility, political turmoil, uncertainty or difficult economic or market conditions that differ from those in the U.S. Any of these changes could negatively impact our current business and our expansion plans within the China region which could have a negative impact on our revenues and results of operations.

We may experience difficulties, unexpected costs and delays in integrating Hudson's businesses, business model and culture and the combined company may not realize synergies, efficiencies or cost savings from the Merger.

Our businesses and Hudson's businesses have operated and, until the Merger is completed, will continue to operate, independently. The success of the combined company following the completion of the Merger may depend in large part on the ability to integrate the two companies' businesses, business models and cultures. In particular, investment banking businesses depend to a large degree on the efforts and performance of individual employees whose efforts and performance may be affected by any difficulties in the integration of the businesses. In the process of integrating Hudson, we may experience difficulties, unanticipated costs and delays. The challenges involved in the integration may include:

- the necessity of coordinating geographically disparate organizations and addressing possible differences in corporate and regional cultures and management philosophies;

- managing the combined company at geographically separate locations that employ a significant number of employees;

- retaining personnel from different companies and integrating them into a new business culture while maintaining their focus on providing consistent, high-quality client service;

- integrating information technology systems and resources;

- integrating accounting systems and adjusting internal controls to cover Hudson's operations;
- unforeseen expenses or delays associated with the transaction;
- performance shortfalls at one or both of the companies as a result of the diversion of management's attention to the transaction; and
- meeting the expectations of clients with respect to the integration.

The integration of certain operations, in particular the two companies' research and brokerage businesses, following the transaction will take time and will require the dedication of significant management resources, which may temporarily distract management's attention from the ongoing businesses of the combined company. Employee uncertainty and lack of focus during the integration process may also disrupt the businesses of the combined company.

It is possible that the integration process could result in the loss of key employees, diversion of each company's management's attention, the disruption or interruption of, or the loss of momentum in, each company's ongoing business or inconsistencies in standards, controls, procedures and policies, any of which could adversely affect the combined company's ability to maintain relationships with clients and employees or the ability to achieve the anticipated benefits of the transaction, or could reduce the combined company's earnings or otherwise adversely affect the business and financial results of the combined company. In addition, the integration process may strain the combined company's financial and managerial controls and reporting systems and procedures. This may result in the diversion of management and financial resources from the combined company's core business objectives.

Even if we are able to integrate the Hudson businesses and operations successfully, there can be no assurance that this integration will result in any synergies, efficiencies or cost savings or that any of these benefits will be achieved within a specific time frame. Any of these factors could adversely affect the combined company's business and results of operations.

If we are unable to integrate Hudson personnel successfully or retain key Hudson personnel after the Merger is completed, the combined company's business may suffer.

Our ability to obtain and successfully execute the combined businesses after the Merger depends in part upon the personal reputation, judgment, business generation capabilities and project execution skills of Hudson's senior professionals. Any management disruption or difficulties in integrating Hudson's professionals could result in a loss of clients and customers or revenues from clients and customers and could significantly affect the combined company's business and results of operations.

The success of the Merger will depend in part on our ability to retain the talents and dedication of the professionals currently employed by Hudson. It is possible that these employees might decide not to remain employed by us after the Merger is completed. If key employees terminate their employment, or insufficient numbers of employees are retained to maintain effective operations, the combined company's business activities might be adversely affected, management's attention might be diverted from successfully integrating Hudson's operations to hiring suitable replacements, and the combined company's business might suffer. In addition, we might not be able to locate suitable replacements for any key employees that leave either company or offer employment to potential replacements on reasonable terms.

Integration of Hudson's operations with our operations may impair our ability to achieve the expected benefits of the Merger.

Following completion of the Merger, we expect to make changes to certain aspects of our operations to integrate Hudson's operations with our operations. In addition, we expect that the Merger could affect each of the companies' existing client relationships or its ability to enter into new client relationships. Any changes that we make to operations could disrupt the businesses and client relationships and could materially and adversely affect our ability to achieve the expected benefits of the transaction.

Our growth may depend on our ability to complete acquisitions and integrate operations of acquired businesses and personnel.

We cannot assure you that any of the transactions that we have already completed or that we may complete in the future will be successful and we may not realize the anticipated benefits of these transactions. In fact, these transactions may cause margin fluctuation or otherwise have a material adverse effect upon our operating results.

Achieving the benefits of acquisitions and new hiring depends on the timely, efficient and successful execution of a number of post-transaction events, including, in the case of acquisitions, integrating the acquired business, personnel, systems and operations into our business platform, operations and reporting and information systems. In the case of new hires and joint ventures, the post-transaction challenges include integrating the new people into our corporate culture and managing them properly. Our ability to integrate new businesses and new hires may be adversely affected by many factors, including the size of the business acquired, the number of and the personality of the people involved and the allocation of our limited management resources among various integration efforts. Integration and management issues may also require a disproportionate amount of our management's time and attention and distract our management from running our historical businesses.

In connection with future acquisitions, we may decide to consolidate the operations of any acquired business with our existing operations or make other changes with respect to the acquired business, which could result in special charges or other expenses. Our results of operations also may be adversely affected by expenses we incur in making acquisitions and hiring new personnel. For example, in the case of acquisitions, our results of operations will be impacted by expenses, including legal and accounting fees, incurred in connection with the transaction, amortization of acquisition-related intangible assets with definite lives and by additional depreciation expense attributable to acquired assets. Any of the businesses we acquire may also have liabilities or adverse operating issues, including some that we fail to discover before the acquisition, and our indemnity for such liabilities may be limited. Our ability to make any future acquisitions may depend upon obtaining additional financing. We may not be able to obtain additional financing on acceptable terms or at all. To the extent that we seek to acquire other businesses in exchange for our common stock, fluctuations in our stock price could have a material adverse effect on our ability to complete acquisitions.

A principal investing platform, in which we will invest our own capital, will expose us to a significant risk of capital loss.

Principal investing involves numerous risks, including illiquidity, loss of invested capital and revaluation. In the past, we have used a portion of our own capital in a variety of principal investment activities, including purchasing "shell" companies to be used in connection with future financing transactions. From time to time we also purchase securities offered in financing transactions for which we are acting as placement agent. We also hold a portfolio of equity securities, including stock and warrants that we received as part of our compensation in connection with investment banking assignments. As of December 31, 2010 we had an outstanding investment commitment of $12.1 million to Aceras BioMedical, which will use those funds to purchase promising compounds or equity securities in early stage companies in the life science and/or biotechnology sectors and its operating budget. Other principal investing activities may involve purchasing securities in other high-risk financings of early-stage, pre-public, or distressed companies. These securities are likely to be restricted as to resale and may in any event, be highly illiquid. For example, in the case of investments in marketable securities, principal investments could be significant relative to the overall capitalization of the company in which we invest. Resale of a significant amount of these securities might adversely affect their market and/or sales price. Moreover, the companies in which we invest may rely on new or developing technologies or novel business models or concentrate on markets which have not yet developed and which may never develop sufficiently to support successful operations. Even if we make an appropriate investment decision based on the intrinsic value of an enterprise, we cannot assure you that general market conditions will not cause the market value of our investments to decline. For example, an increase in interest rates, currency fluctuations, a general decline in the stock markets, or other market conditions adverse to companies of the type in which we may invest could result in a decline in the value of our investments or a total loss of our investment. This could materially and adversely impact our financial results and the price of our common stock.

We may also commit our own capital to facilitate client sales and trading activities. The number and size of these transactions may adversely affect our results of operations. To the extent that we have long positions in any of those markets, a downturn in the value of those assets or in those markets could result in losses. Conversely, to the extent that we have short positions in any of those markets an upturn in those markets could expose us to potentially large losses as we attempt to cover our short positions by acquiring assets in a rising market. These long and short positions and the movement of the market relative to these positions could further contribute to the fluctuations in our revenues and earnings, which, in turn, could contribute to volatility in the price of our common stock.

Our client base and the number of products we offer are limited. Our rate of growth will be impaired unless we expand our client base and increase our investment banking revenues.

We derive most of our revenues from investment banking engagements, including placement agent and underwriting fees and strategic advisory fees, which also have higher profit margins than our other categories of revenue. For the years 2010, 2009, and 2008, investment banking transactions accounted for 91%, 68%, and 84%, respectively, of our revenues excluding principal transactions.

Our future growth still largely depends on our ability to generate significant placement agent and underwriting fees. To do so, we must: (i) continue to build up our expertise in the life sciences, metals/mining, energy and China sectors and consider expansion into new sectors; (ii) increase the volume of corporate finance transactions in which we act as sole or lead manager; and (iii) actively solicit engagements for larger transactions. Significant factors affecting this strategy include our relatively small size and competition from larger investment banks. We cannot assure you that we will be able to compete effectively for new investment banking engagements. If we are unable to increase our investment banking revenue, our rate of growth will be adversely affected, which may cause the price of our common stock to decline.

Our future success depends on our ability to continue to expand our investment banking services into sectors of the economy other than biotechnology.

For the years 2010, 2009, and 2008, investment banking revenues from companies in sectors other than biotechnology and life science were 69%, 47%, and 41%, respectively, of our total investment banking revenues. Since we did not have any particular expertise in sectors other than biotechnology prior to the second quarter of 2008, we relied, in part, on our relationships with institutional investors and private equity funds to introduce us to companies that need capital and on our own ability to identify opportunities to which we can apply our corporate finance know-how. We cannot assure you that we will be able to continue to receive referrals from institutional investor sources or that our recent expansion into the metals/mining and energy sectors will result in additional investment banking revenues.

Our revenue and profits are highly volatile, which may make it difficult for us to achieve steady earnings growth on a quarterly basis and may cause the price of our common stock to decline. In addition, the investment banking sector can be highly volatile, which could adversely impact our revenues and profits.

We have experienced, and expect to experience in the future, significant variations from period-to-period in our revenues and results of operations. These variations may be attributed in part to the fact that our investment banking revenues, which represent the largest portion of our revenues, are typically earned when the financing or merger or acquisition transaction is consummated, the timing of which is uncertain and largely beyond our control. If a transaction fails to close, we will earn little or no revenue despite the fact that we may have devoted considerable resources to, and incurred significant out-of-pocket expenses in connection with, the transaction. As a result, our business depends a great deal on market conditions as well as the decisions and actions of our clients and interested third parties. For example, a client could delay or terminate financing transactions because of a failure to agree upon final terms with the counterparty, failure to obtain necessary regulatory consents or board or stockholder approvals, adverse market conditions or because its business is experiencing unexpected operating or financial problems. In addition, many companies seeking a financing simultaneously explore a merger or sale option. Our investment banking revenues would be adversely affected if companies for which we are acting as placement agent or underwriter were sold and we were not also engaged as a strategic advisor.

Market conditions and valuations for companies in the life science, metals/mining and energy sectors, as well as general market conditions, can materially affect our financial performance. The nature of our revenue generation, including the size of transactions, the timing of transaction closings and the sectors in which those transactions occur, make our future performance difficult to predict and potentially highly variable. Revenues for many of the services we provide are earned only upon the successful completion of a transaction. Accordingly, revenues and net income in any period may not be indicative of full-year results or the results of any other period and may vary significantly from year-to-year and quarter-to-quarter depending on whether and when transactions are completed and the number, size and type of transactions completed. In particular, recent volatility in the capital markets may lead to disruptions that delay or eliminate revenue opportunities.

Our results may be adversely affected in future periods by the volatility of financial instruments in our portfolio.

We may engage in large block trades in a single security or maintain large position concentrations in a single security or warrant, securities or warrants of a single issuer, or securities or warrants of issuers engaged in a specific industry. Any downward price movement in these securities or warrants could result in a reduction of our revenues and profits in the future.

Our corporate finance and strategic advisory engagements are singular in nature and do not generally provide for subsequent engagements.

Our investment banking engagements are usually transaction specific as opposed to long-term engagements. As such, we must continually seek new engagements even from companies that have engaged us in the past. For this reason, we believe it is important to nurture strong relationships with our clients. Although we have been successful in securing repeat engagements from clients in the past, we cannot assure you that this trend will continue. As a result, high activity levels in any period are not necessarily indicative of continued high levels of activity in any subsequent period. If we are unable to generate a substantial number of new engagements that generate fees from new or existing clients, our business, results of operations and financial condition could be adversely affected.

We depend on the services of a limited number of key executives and the loss of their services would have a material adverse effect on us.

We depend on the efforts and reputations of Michael Vasinkevich, our Vice Chairman, Edward Rubin, our Chief Executive Officer and President, and John J. Borer III, our Head of Investment Banking. Their reputations and relationships with clients and potential clients are critical elements in expanding our business, and we believe our historical and future performance is strongly correlated to their involvement to date and their continued involvement in our operations. The loss or reduction of the services of any of Messrs. Vasinkevich, Rubin and/or Borer, due to death, disability, termination of employment or regulatory restriction, could have a material adverse effect on our operations, including our ability to attract new company clients and to raise capital from institutional investors.

We currently have at-will employment agreements with each of Messrs. Vasinkevich, Rubin, and Borer. We cannot assure you that one or more of Messrs. Vasinkevich, Rubin, and Borer will not resign, join a competitor or form a competing company or that the restrictive covenants in their employment agreements are enforceable.

The investment banking industry is highly competitive. If we fail to address the challenges posed by this competition, we could lose our leading position in these areas, causing our operating results to suffer.

The investment banking industry is intensely competitive, particularly in those areas in which we specialize (i.e., biotechnology and life science, metals/mining and energy, and PIPE and RD transactions), and we expect it to remain so for the foreseeable future. We have experienced intense price competition in our various businesses. Pricing and other competitive pressures in investment banking, including the trends toward multiple book runners, co-managers and multiple financial advisors handling transactions, could adversely affect our revenues, even as the size and number of our investment banking transactions may increase. Many of our competitors are larger, have greater financial and other resources and longer operating histories than we have, giving them a significant competitive advantage. We consider our principal competitors to include Canaccord Adams, Inc., Cowen Group, Inc, Jefferies Group, Inc., JMP Group, Inc, Ladenburg Thalmann Financial Services, Inc., Lazard Ltd., Leerink Swann & Co., Maxim Group, Oppenheimer & Co., Inc., Piper Jaffray Companies, Roth Capital Partners, LLC and Stifel Corp. If we expand our business into new sectors and new business lines, we will face competition from other firms as well. We compete on the basis of a number of factors, including the scope and quality of services, price, market focus and industry knowledge, client relationships and reputation. Larger firms provide a broader range of investment banking services to their clients than we do. If we do not address these competitive factors successfully, we may not be able to execute our strategy or even maintain our existing market share. In either case, our operating results would suffer as would the price of our common stock.

We will likely face competition from larger investment banking firms. In order to compete with them, we may have to increase our operating expenses significantly and/or make larger commitments of capital in our trading and underwriting business. This increases the potential for capital loss, which could adversely impact our operating results.

We are a relatively small investment bank. Historically we have tried to avoid competing with larger investment banks. However, we expect this to change as we pursue investment banking opportunities with larger companies and engagements for larger transactions. Larger investment banks not only offer a broader range of products and services than we do, they also have significantly greater financial and marketing resources than we do, greater name recognition, more senior professionals to serve their clients' needs, greater global reach and may have more established relationships with clients than we have. Thus, they are better able to respond to changes in the investment banking industry, compete for skilled professionals, finance acquisitions, fund internal growth and compete for market share.

In addition, financial services firms have begun to make larger and more frequent commitments of capital in many of their activities. In order to win business, they are increasingly committing to purchase large blocks of stock from publicly traded issuers or significant stockholders, instead of the more traditional marketed underwriting process in which marketing is typically completed before an investment bank commits to purchase securities for resale. They are willing to provide debt financing out of internal funds, often giving them a significant competitive advantage. Because we do not have the resources to match these investment banking firms, we may be unable to compete as effectively for larger clients and larger transactions. In that case, we may not be able to execute that part of our strategy, which could have an adverse impact on our operations and financial condition.

Our ability to retain our senior professionals and recruit additional professionals is critical to our strategy and our failure to do so may adversely affect our reputation, business, results of operations and financial condition.

Our ability to obtain and successfully execute the transactions that generate a significant portion of our revenues depends upon the reputation, judgment, business generation capabilities and project execution skills of our senior professionals. The reputations of our senior professionals and their relationships with our clients are a critical element in obtaining and executing client engagements. Accordingly, retaining these particular employees is critical to our future success and growth. In addition, we may add investment bankers and other financial professionals. However, turnover in the investment banking industry is high and we encounter intense competition for qualified employees from other companies in the investment banking industry as well as from businesses outside the investment banking industry, such as hedge funds and private equity funds. We have experienced departures of investment banking and other professionals in the past and losses of key employees may occur in the future. As a result of such departures, we may not be able to retain valuable relationships and some of our clients could choose to use the services of a competitor instead of our services. We cannot assure you that our efforts to recruit and retain the required personnel will be successful as the market for qualified financial professionals is extremely competitive. Similarly, we cannot assure you that our compensation arrangements and non-competition and non-solicitation agreements with our key employees are broad or effective enough to deter or prevent employees from resigning, joining or forming competitors or soliciting our clients. Further, we cannot assure you that we could successfully enforce our rights under those agreements. If we are unable to retain our senior professionals and/or recruit additional professionals, our reputation, business, results of operations and financial condition will be adversely affected.

Our compensation policy may adversely affect our ability to recruit, retain and motivate our senior managing directors and other key employees, which in turn could adversely affect our ability to compete effectively and to grow our business.

The target for our total compensation and benefits expense is currently 60% of total consolidated revenues less non-cash principal transactions. This target includes equity, equity-based incentives, amortization of forgivable loans and other non-cash employee benefits. Our reliance on equity and equity-based incentives for a significant portion of the compensation package we pay to our senior executives may not be effective, especially if the market price of our common stock declines. This compensation policy could adversely impact the overall compensation our key employees, including our senior executive officers and managing directors, may receive. Our senior executives and managing directors may receive less compensation under this formula than they otherwise would receive at other firms, which would make it more difficult for us to retain our key employees, including our senior executives and managing directors, and attract new key employees.

If we are unable to manage our growth successfully, we may not be able to sustain profitability. Continued growth may place significant demands on our operational, administrative and financial resources.

Our growth has caused, and if it continues, will continue to cause, significant demands on our operational, administrative and financial infrastructure and increase our expenses. If we do not effectively manage our growth, the quality of our services could suffer, which would adversely affect our operating results and our reputation. If we continue to grow, we will have to hire, train and manage a larger work force and improve our financial and management controls and our reporting systems and procedures. These systems enhancements and improvements will require significant capital expenditures and allocation of valuable management resources. If the improvements are not implemented successfully, our ability to manage our growth will be impaired and we may incur significant additional expenditures to address these issues, further impairing our financial condition and profitability. We cannot assure you that we will be able to manage growth effectively and any failure to do so could adversely affect our ability to generate revenues and control expenses.

Our risk management policies and procedures may leave us exposed to unidentified or unanticipated risks.

Our risk management strategies and techniques may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk. We are exposed to the risk that third parties that owe us money, securities or other assets will not perform their obligations. These parties may default on their obligations to us due to bankruptcy, lack of liquidity, operational failure, and breach of contract or other reasons. We are also subject to the risk that our rights against third parties may not be enforceable in all circumstances, and, as a result, default risks may arise from events or circumstances that are difficult to detect, foresee or reasonably guard against. In addition, concerns about, or a default by, one institution could lead to significant liquidity problems, losses or defaults by other institutions, which in turn could adversely affect us. If any of the variety of processes and strategies we utilize to manage our exposure to various types of risk are not effective, we may incur losses.

Our operations and infrastructure and those of the service providers upon which we rely may malfunction or fail.

We outsource various aspects of our technology infrastructure, including data centers, disaster recovery systems, and wide area networks, as well as most trading applications. We depend on our technology providers to manage and monitor those functions. A disruption of any of the outsourced services would be out of our control and could negatively impact our business. We have experienced disruptions on occasion, none of which has been material to our operations or results. However, we cannot assure you that future disruptions with these providers will not occur or that their impact would not be material.

We also face the risk of operational failure or termination of relations with any of the clearing agents, exchanges, clearing houses or other financial intermediaries we use to facilitate our securities transactions. Any such failure or termination could adversely affect our ability to effect transactions and to manage our exposure to risk.

In addition, our ability to conduct business may be adversely impacted by a disruption in the infrastructure, including electrical, communications, transportation and other services, that support our businesses and the area in which we are located. This may affect, among other things, our financial, accounting or other data processing systems. Nearly all of our employees work in close proximity to each other. Although we have a formal disaster recovery plan in place, if a disruption occurs and our employees are unable to communicate with or travel to other locations, our ability to service and interact with our clients may suffer, and we may not be able to implement contingency plans that depend on communication or travel.

Our operations also rely on the secure processing, storage and transmission of confidential and other information in our computer systems and networks. Although we take protective measures and endeavor to modify them as circumstances warrant, our computer systems, software and networks may be vulnerable to unauthorized access, computer viruses or other malicious code and other events that could have an adverse impact on their integrity and/or viability. If one or more of such events occur, this could jeopardize our or our clients' or counterparties' confidential and other information processed and stored in, and transmitted through, our computer systems and networks, or otherwise cause interruptions or malfunctions in our, our clients', our counterparties' or third parties' operations. We may be required to expend significant additional resources to modify our protective measures, to investigate and remediate vulnerabilities or other exposures or to make required notifications, and we may be subject to litigation and financial losses that are either not insured or not fully covered through any insurance that we maintain.

We may be required to make substantial payments under certain indemnification agreements.

In connection with our conversion from a limited liability company to a corporation, we entered into agreements that provide for us to indemnify our former members against certain tax liabilities relating to pre-conversion periods. If we are required to make payments under these indemnification agreements, our financial condition could be adversely affected.

Difficult market conditions can adversely affect our business in many ways, which could materially reduce our revenue or income.

Our business, operating results and financial condition has been materially and adversely affected by adverse conditions in the global financial markets and adverse economic conditions throughout the world since the third quarter of 2007. 2008 was particularly difficult, marked by the failure or near failure of a number of large and prestigious firms in the financial services industry. Although market conditions improved in 2009 and in 2010 and the U.S. economy has begun to recover, we cannot predict the timing, length or extent of any economic recovery. We have no control over the political events and the global and local economic developments that influence market conditions and dynamics.

Our revenues are directly related to the volume and value of investment banking transactions in which we are involved. During periods of unfavorable market or economic conditions, such as those that existed throughout 2008, the first quarter of 2009, and from May 2010 to early September 2010, the volume and size of these transactions decreased, thereby reducing the demand for our services and increasing price competition among financial services companies seeking those engagements. In addition, weakness in equity markets and diminished trading volume of securities adversely impacted our sales and trading business. Finally, the general decline in the value of securities adversely impacted our investment portfolio. The impact of these factors was exacerbated by our fixed costs and our inability to scale back other costs within a time frame sufficient to match any decreases in revenue relating to market and economic conditions.

Significantly expanded corporate governance and public disclosure requirements may result in fewer public offerings and discourage companies from engaging in capital market transactions, which may reduce the number of investment banking opportunities available for us to pursue.

Highly-publicized financial scandals in recent years have led to investor concerns over the integrity of the U.S. financial markets, and have prompted the U.S. Congress, the SEC, NYSE and Nasdaq to significantly expand corporate governance and public disclosure requirements. To the extent that private companies, in order to avoid becoming subject to these new requirements, decide to forego public offerings or elect to be listed on foreign markets, our underwriting business may be adversely affected. In addition, provisions of the SOX and the corporate governance rules imposed by self-regulatory organizations and stock exchanges have diverted the attention of many companies away from capital market transactions, including securities offerings and acquisition and disposition transactions. In particular, companies that either are or are planning to become public companies are incurring significant expenses in complying with the SEC reporting requirements relating to internal controls over financial reporting, and companies that disclose material weaknesses in such controls under the new standards may have greater difficulty accessing the capital markets. These factors, in addition to adopted or proposed accounting and disclosure changes, may have an adverse effect on our business.

Financial services firms have been subject to increased scrutiny over the last several years, increasing the risk of financial liability and reputational harm resulting from adverse regulatory actions.

The financial services industry has experienced increased scrutiny from a variety of regulators, including the SEC, the NYSE, Nasdaq, FINRA and state attorney generals. This regulatory and enforcement environment has created uncertainty with respect to a number of transactions that had historically been entered into by financial services firms and that were generally believed to be permissible and appropriate. We may be adversely affected by changes in the interpretation or enforcement of existing laws and rules by these governmental authorities and self-regulatory organizations. Each of the regulatory bodies with jurisdiction over us has regulatory powers dealing with many aspects of financial services, including, but not limited to, the authority to fine us and to grant, cancel, restrict or otherwise impose conditions on the right to carry on particular businesses. For example, a failure to comply with the obligations imposed by the Exchange Act on broker-dealers and the Investment Advisers Act on investment advisers, including record-keeping, advertising and operating requirements, disclosure obligations and prohibitions on fraudulent activities, or by the Investment Company Act of 1940, could result in investigations, sanctions and reputational damage. We also may be adversely affected as a result of new or revised legislation or regulations imposed by the SEC, other U.S. or foreign governmental regulatory authorities, FINRA or other self-regulatory organizations that supervise the financial markets. Substantial legal liability or significant regulatory action against us could have adverse financial effects on us or harm our reputation, which could harm our business prospects.

Financial services firms are subject to numerous conflicts of interests or perceived conflicts. The SEC and other federal and state regulators have increased their scrutiny of potential conflicts of interest. We have adopted, and regularly review and update, various policies, controls and procedures to address or limit actual or perceived conflicts. However, appropriately addressing conflicts of interest is complex and difficult and our reputation could be damaged if we fail, or appear to fail, to appropriately address conflicts of interest. Our policies and procedures to address or limit actual or perceived conflicts may also result in increased costs and additional operational personnel. Failure to adhere to these policies and procedures may result in regulatory sanctions or litigation against us. For example, the research operations of investment banks have been and remain the subject of heightened regulatory scrutiny which has led to increased restrictions on the interaction between equity research analysts and investment banking professionals at securities firms. A number of securities firms in the United States reached a global settlement in 2003 and 2004 with certain federal and state securities regulators and self-regulatory organizations to resolve investigations into the alleged conflicts of interest of research analysts, which resulted in rules that have imposed additional costs and limitations on the conduct of our business.

PIPE transactions have been subject to intense regulatory scrutiny over the last few years. To the extent the investor interest is reduced as a result, our business will be adversely affected.

A significant factor in our growth to date has been our leading position as placement agent in PIPE transactions. These transactions usually can be accomplished in less time and at less cost than registered public offerings. Various regulatory and governmental agencies, including the SEC, have been reviewing PIPE transactions. Periodically, we receive requests for information from the SEC and other regulatory and governmental agencies regarding PIPEs in general or regarding specific transactions. In most cases, these communications include a request for copies of transaction documents. We always comply with these requests. If the SEC or any other regulatory agency promulgates regulations that make it more difficult or expensive to consummate PIPE transactions, investors and issuers may prefer other financing strategies, such as registered public offerings. Since underwriting registered public offerings has not historically been a significant source of revenue for us, any decline in the number of PIPE transactions could have a material adverse impact on our business, operations and financial condition, which may cause the price of our common stock to decline.

Our exposure to legal liability is significant, and damages and other costs that we may be required to pay in connection with litigation and regulatory inquiries, and the reputational harm that could result from legal action against us, could adversely affect our businesses.

We face significant legal risks in our businesses and, in recent years, the volume of claims and amount of damages sought in litigation and regulatory proceedings against financial institutions have been significant. These risks include potential liability under securities or other laws for materially false or misleading statements made in connection with securities offerings and other transactions, employment claims, potential liability for "fairness opinions" and other advice we provide to participants in strategic transactions and disputes over the terms and conditions of complex trading arrangements.

As an investment banking firm, we depend to a large extent on our reputation for integrity and professionalism to attract and retain clients. Moreover, our role as advisor to our clients on important underwriting or mergers and acquisitions transactions involves complex analysis and the exercise of professional judgment, including rendering "fairness opinions" in connection with mergers and acquisitions and other transactions. Therefore, our activities may subject us to the risk of significant legal liabilities to our clients and aggrieved third parties, including our clients' stockholders who could bring securities class action suits against us. Our investment banking engagements typically include broad indemnities from our clients and provisions to limit our exposure to legal claims relating to our services. However, there can be no assurance that these provisions will protect us or be enforceable in all cases. As a result, we may incur significant legal and other expenses in defending against litigation and may be required to pay substantial damages for settlements and adverse judgments. Substantial legal liability or significant regulatory action against us could harm our results of operations or harm our reputation, which could adversely affect our business and prospects.

Employee misconduct, which is difficult to detect and deter, could harm us by impairing our ability to attract and retain clients and subjecting us to significant legal liability and reputational harm.

Over the past number of years, there have been a number of highly-publicized cases involving fraud or other misconduct by employees in the financial services industry, and there is a risk that our employees could engage in misconduct that adversely affects our business. For example, we often deal with confidential matters of great significance to our clients. If our employees were to improperly use or disclose confidential information provided by our clients, we could be subject to regulatory sanctions and suffer serious harm to our reputation, financial position, current client relationships and ability to attract future clients. The violation of these obligations and standards by any of our employees would adversely affect us and our clients. It is not always possible to deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in all cases. If our employees engage in misconduct, our business could be adversely affected.

Risks Related to Our Common Stock

We cannot assure you that an active trading market for our common stock will continue. Any decrease in trading volume could make it more difficult for you to liquidate your position in a timely fashion.

Since October 16, 2007, our common stock has been listed on the Nasdaq Global Market, trading under the symbol "RODM". Since then, there have periods when our stock was thinly traded. We cannot assure you that an established and liquid trading market for our stock will continue. Accordingly, investors should consider the potential lack of liquidity and the long-term nature of an investment in our common stock prior to investing.

The market price of our common stock may be volatile.

Since October 16, 2007, the day our stock commenced trading on the Nasdaq Global Market, through March 15, 2011, the closing sales price of our common stock has fluctuated from $6.35 to $0.19. This wide range could be attributable to a number of factors including one or more of the following:

- actual or anticipated fluctuations in our financial condition or results of operations;
- the success or failure of our operating strategies and our perceived prospects and those of the financial services industry in general;
- realization of any of the risks described in this section;
- failure to be covered by securities analysts or failure to meet the expectations of securities analysts;

- a decline in the stock prices of peer companies; and
- a discount in the trading multiple of our common stock relative to that of common stock of certain of our peer companies due to perceived risks associated with our smaller size.

As a result, shares of our common stock may trade at prices significantly below the price you paid to acquire them. Furthermore, declines in the price of our common stock may adversely affect our ability to conduct future offerings or to recruit and retain key employees, including our managing directors and other key professional employees.

If securities analysts do not publish research or reports about our industry or if they downgrade us or our sector, the price of our common stock could decline.

The trading market for our common stock may depend, in part, on research and reports that industry or financial analysts publish about us or our industry. Negative reports about us or the financial services industry could have an adverse impact on the price of our stock. In addition, while the financial services industry receives extensive coverage, our stock only receives limited coverage, which may also adversely impact liquidity. In addition, given the limited coverage of our stock, one negative report could have a disproportionate impact on the price of our stock.

Provisions of our organizational documents may discourage an acquisition of us, which could adversely impact the price of our common stock.

Our organizational documents contain provisions that may impede the removal of directors and may discourage a third party from making a proposal to acquire us. Our Board of Directors has the ability to take defensive measures that could impede or thwart a takeover such as, under certain circumstances, adopting a poison pill or causing us to issue preferred stock that has greater voting rights than our common stock. If a change of control or change in management that our stockholders might otherwise consider to be favorable is prevented or delayed, the market price of our common stock could decline.

We are controlled by a limited number of stockholders whose interests may differ from those of our other stockholders.

As of March 15, 2011, our largest stockholder, Paul Revere, LLC ("Revere"), owned approximately 38% of our outstanding common stock. Revere is owned one-third by Edward Rubin, our Chief Executive Officer and President, and a trust for the benefit of certain members of his family, and two-thirds by a trust, the beneficiaries of which are the wife and children of Michael Vasinkevich, our Vice Chairman. In addition, our other senior executive officers collectively own approximately 7% of our common stock. As a result, our public stockholders have limited influence over the election of directors, management, company policies or major corporate decisions that require the consent of stockholders owning a majority of our issued and outstanding shares of common stock, such as mergers, consolidations and the sale of all or substantially all of our assets. This could adversely impact the market value of our common stock.

Item 1B. ***Unresolved Staff Comments***

None.

Item 2. ***Properties***

Our corporate headquarters are located in New York City on the 20th floor at 1251 Avenue of the Americas, where we sublease 40,300 square feet under a lease that expires in October 2013. In addition, we have an office in Houston, TX.

Item 3. ***Legal Proceedings***

We face significant legal risks in our businesses and, in recent years, the volume of claims and amount of damages sought in litigation and regulatory proceedings against investment banking firms have been increasing. These risks include potential liability under Federal securities and other laws in connection with securities offerings and other transactions, as well as advice and opinions we may provide concerning strategic transactions. In addition, like most investment banking firms, we could be the subject of claims made by current and former employees arising out of their employment or termination of employment with us. These claims often relate to dissatisfaction with an employee's bonus or separation payment, or involve allegations that the employee was the subject of some form of discrimination, retaliation or other unlawful employment practice.

Item 4. [Removed and Reserved]

PART II

Item 5. ***Market Price of Registrant's Common Stock, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Our common stock is listed on the Nasdaq Global Market and traded under the symbol "RODM." The following table sets forth for the periods indicated the high and low closing prices per share for our common stock, as reported on Nasdaq. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions, and may not represent actual transactions.

	Sales Closing Price	
	High	**Low**
2010		
First Quarter	$ 5.53	$ 3.91
Second Quarter	4.62	2.50
Third Quarter	3.10	1.99
Fourth Quarter	3.28	2.06
2009		
First Quarter	1.10	0.19
Second Quarter	1.04	0.29
Third Quarter	6.35	0.98
Fourth Quarter	6.16	3.22

As of March 11, 2011, we had approximately 260 stockholders of record.

We have never declared or paid cash dividends on our common stock. We currently intend to retain earnings to finance our ongoing operations and we do not anticipate paying cash dividends in the foreseeable future. Future policy with respect to payment of dividends on the common stock will be determined by our Board of Directors based upon conditions then existing, including our earnings and financial condition, capital requirements and other relevant factors.

Information concerning our equity compensation plans required by Item 201(d) of Regulation S-K appears in Note 12 to our Consolidated Financial Statements and will be included in our definitive proxy statement which is incorporated herein by reference.

Issuer Purchases of Equity Securities.

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (1)	(d) Maximum Number of Shares That May Yet Be Purchased Under the Plans or Programs (1)
October 1 - October 31, 2010	257,500	$ 2.40	257,500	323,304
November 1 - November 30, 2010	194,500	$ 2.69	194,500	1,994,874 (2)
December 1 - December 31, 2010	226,300	$ 2.62	226,300	1,768,574 (2)
Total	678,300	$ 2.56	678,300	

(1) On May 25, 2010 we announced a stock repurchase program covering the purchase ofup to an aggregate of $5 million of our common stock in the open market in accordance with Rule 10b-18 of the Securities Exchange Act of 1934, as amended. On November 15, 2010 we announced an increase of an additional $5 million to our stock repurchase program.

(2) Based on closing price per share of our common stock on December 31, 2010 ($2.68 per share).

Item 6. ***Selected Financial Data***

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table summarizes our selected historical consolidated financial data for the periods and at the dates indicated. You should read this information in conjunction with our audited consolidated financial statements and related notes, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and other financial information appearing elsewhere in this Form 10-K. We derived our selected historical consolidated financial data as of December 31, 2010, 2009, 2008, 2007, and 2006 and for the years ended December 31, 2010, 2009, 2008, 2007, and 2006, from our audited consolidated financial statements. The results of operations for certain businesses that the Company no longer owns are reported as discontinued operations.

Amounts in Thousands, Except Per Share Amounts	Year Ended December 31,				
	2010	2009	2008	2007	2006
Revenues:					
Investment banking	$ 87,245	90,433	52,473	55,829	43,081
Merchant banking	1,573	36,018	-	-	-
Commissions	4,102	4,423	6,492	6,914	5,161
Conference fees	3,158	1,598	2,395	2,472	2,093
Principal transactions	(12,597)	(512)	(13,048)	3,872	10,809
Interest and other income	134	265	876	883	187
Total revenues	83,615	132,225	49,188	69,970	61,331
Operating expenses:					
Compensation and benefits	54,653	62,437	34,639	41,333	25,889
Conference expense	9,932	3,379	6,223	5,903	4,748
Professional and consulting	6,504	7,450	6,276	4,731	6,181
Communication and market research	3,545	2,750	2,646	1,981	1,452
Business development	5,522	2,228	2,926	3,006	1,880
Impairment of goodwill / other intangibles	933	1,327	21,719	376	-
Other	10,570	10,574	9,714	4,566	4,121
Total operating expenses	91,659	90,145	84,143	61,896	44,271
Operating income (loss)	(8,044)	42,080	(34,955)	8,074	17,060
Interest expense	-	-	-	3,772	-
Income (loss) before income taxes	(8,044)	42,080	(34,955)	4,302	17,060
Income tax expense (benefit)	(2,487)	(3,913)	2,482	(440)	880
Net income (loss)	(5,557)	45,993	(37,437)	4,742	16,180
Less: Net income to non-controlling interest	-	18,695	-	-	-
Net income (loss) from continuing operations	(5,557)	27,298	(37,437)	4,742	16,180
Net income (loss) from discontinued operations	-	-	-	17	338
Net income (loss) to common stockholders	$ (5,557)	27,298	(37,437)	4,759	16,518
Unrealized (loss) gain on investments, net of tax	-	-	-	(141)	1,002
Reclassification adjustment for realized gain on investments	-	-	141	(1,002)	-
Comprehensive income (loss)	$ (5,557)	27,298	(37,296)	3,616	17,520
Basic income (loss) per common share:					
From continuing operations	$ (0.15)	0.77	(1.12)	0.21	0.89
From discontinued operations	-	-	-	0.00	0.02
Net income	$ (0.15)	0.77	(1.12)	0.21	0.91
Diluted income (loss) per common share:					
From continuing operations	$ (0.15)	0.73	(1.12)	0.20	0.88
From discontinued operations	-	-	-	0.00	0.02
Net income	$ (0.15)	0.73	(1.12)	0.20	0.90
Weighted average common shares outstanding:					
Basic	36,079	35,588	33,375	23,039	18,160
Diluted	36,079	37,399	33,375	24,024	18,485

Amounts in Thousands, Except Per Share Amounts	Year Ended December 31,				
	2010	2009	2008	2007	2006
Consolidated Balance Sheet Data:					
Cash and cash equivalents	$ 14,798	15,546	21,754	54,834	10,387
Financial instruments owned, at fair value	$ 37,980	56,156	13,872	9,011	14,156
Total assets	$ 81,103	94,886	47,682	71,872	38,106
Total liabilities	$ 28,842	19,445	17,148	11,104	16,080
Common shareholders' equity	$ 52,261	63,382	30,535	60,768	22,026

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this Report.

Overview

We are a full-service investment bank dedicated to providing corporate finance, strategic advisory and related services to public and private companies across multiple sectors and regions. We also provide research and sales and trading services to institutional investors. We are the leader in the PIPE (private investment in public equity) and RD (registered direct offering) transaction markets. We have been ranked the #1 Placement Agent by deal volume of PIPE and RD financing transactions completed every year since 2005. The sectors that we currently serve include life science/healthcare, energy, metals/mining, financial services and cleantech and the regions we currently serve include the United States and China. Our primary product and service offerings include financing transactions, including private placements and public offerings. We also provide research and sales and trading services to institutional investors.

Business Environment

Market conditions and valuations for companies in the life science, China and other sectors in which we are active, as well as general market conditions, can materially affect our financial performance. On May 6, 2010, the market experienced its "flash crash", with the Dow Jones Industrial Average declining 1,000 points, and from that day through the end of the third quarter, the equity markets generally performed poorly. Between May 6, 2010 and early September 2010, many of our clients and target companies have experienced volatility in their stock prices. When the stock markets are in a downturn or in a period of volatility, it is challenging to generate investment banking revenue from capital markets activity.

Business Segments

We operate in two business segments, Capital Markets and Merchant Banking. The Capital Markets reportable segment includes our investment banking, sales and trading activities and research. The Capital Markets reportable segment is managed as a single operating segment that provides the following principal sources of revenue:

- investment banking fees, which are derived from corporate finance activities and strategic advisory services;
- realized and unrealized gains with respect to securities held for our own account;
- commissions on sales and trading activities;
- conference fees; and
- other miscellaneous sources of revenues, such as interest.

Although we have multiple sources of revenue derived within Capital Markets, most of our revenue is derived from our investment banking services and consists of private placement, underwriting and strategic advisory fees earned upon the successful completion of financing or other types of corporate transactions, such as mergers, acquisitions and dispositions.

The Merchant Banking segment is primarily comprised of operating activities related to Aceras BioMedical. On May 12, 2008, we formed Aceras BioMedical, a joint venture through which we, in partnership with Aceras Partners, LLC, make principal investments in early-stage biotechnology and life sciences companies. In conjunction with the establishment of the joint venture, we formed a new wholly-owned subsidiary which holds a 50% stake in Aceras BioMedical and serves as the holding vehicle for all of our principal-related businesses. We receive 50% of Aceras BioMedical's economic interest in all investments made.

Critical Accounting Policies

Our Consolidated Financial Statements are prepared in conformity with GAAP, which require management to make estimates and assumptions that affect the amounts reported in the Consolidated Financial Statements and related notes. Actual results can and will differ from estimates. These differences could be material to the financial statements.

We believe our application of accounting policies and the estimates required therein are reasonable. These accounting policies and estimates are constantly re-evaluated, and adjustments are made when facts and circumstances dictate a change. Historically, actual results have not differed materially from those determined using necessary estimates.

Our management believes that our critical accounting policies (policies that are both material to the financial condition and results of operations and require management's most difficult subjective or complex judgments) are our valuation of financial instruments, income taxes and our use of estimates related to compensation and benefits during the year.

Valuation of Financial Instruments

Fair value generally is based on quoted market prices. If quoted market prices are not available, fair value is determined based on other relevant factors, including dealer price quotations, price activity for equivalent instruments and valuation pricing models. Among the factors considered in determining the fair value of financial instruments are discount margins, weighted average spreads, discounted anticipated cash flows, the terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar duration and yield, as well as other measurements. Certain financial instruments have bid and ask prices that can be observed in the marketplace. For financial instruments whose inputs are based on bid-ask prices, mid-market pricing is applied and adjusted to the point within the bid-ask range that meets our best estimate of fair value. For offsetting positions in the same financial instrument, the same price within the bid-ask spread is used to measure both the long and short positions.

The valuation process for financial instruments may include the use of valuation models and other techniques. Adjustments to valuations derived from valuation models may be made when, in our judgment, either the size of the position in the financial instrument in a non-active market or other features of the financial instrument such as its complexity, or the market in which the financial instrument is traded require that an adjustment be made to the value derived from the models. An adjustment may be made if a financial instrument is subject to sales restrictions that would result in a price less than the quoted market price. Adjustments from the price derived from a valuation model reflect management's judgment that other participants in the market for the financial instrument being measured at fair value would also consider in valuing that same financial instrument and are adjusted for assumptions about risk uncertainties and market conditions. Results from valuation models and valuation techniques in one period may not be indicative of future period fair value measurements.

Financial instruments owned and financial instruments sold, not yet purchased are stated at fair value, with related changes in unrealized appreciation or depreciation reflected in principal transactions, net in the accompanying Consolidated Statements of Operations. Equity interests in certain private equity securities and limited partnership interests are reflected in the Consolidated Financial Statements at fair value, which is often represented at initial cost until significant transactions or developments indicate that a change in the carrying value of the securities is appropriate. This represents our best estimate of exit price. Generally, the carrying values of these securities will be increased or decreased based on company performance in those instances where market values are readily ascertainable by reference to substantial transactions occurring in the marketplace or quoted market prices.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, we use various methods including market, income and cost approaches. Based on these approaches, we utilize assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable firm inputs. We utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, we are required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial instrument assets and liabilities carried at fair value have been classified and disclosed in one of the following three categories:

Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as listed equities.

Level 2 includes those financial instruments that are valued using models or other valuation methodologies calibrated to observable market inputs. These models are primarily industry-standard models that consider various assumptions, including discount margins, credit spreads, discounted anticipated cash flows, the terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar duration and yield, time value, yield curve, default rates, as well as other measurements. In order to be classified as Level 2, substantially all of these assumptions would need to be observable in the marketplace or able to be derived from observable data or supported by observable levels at which transactions are executed in the marketplace.

Level 3 is comprised of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are unobservable from objective sources. Included in this category are warrants, private securities, convertible notes and loans receivable received in conjunction with our investment banking and merchant banking activities and limited partnership interests.

Compensation and Benefits

The use of estimates is important in determining compensation and benefits expenses for interim and year end periods. A substantial portion of our compensation and benefits represents discretionary bonuses. In addition to the level of net revenues, our overall compensation expense in any given year is influenced by prevailing labor markets, revenue mix and our use of equity-based compensation programs. We believe the most appropriate way to allocate estimated annual discretionary bonuses among interim periods is in proportion to net revenues earned or reasonably expected. Consequently, we generally accrue interim compensation and benefits based on annual targeted compensation amounts and interim revenues received.

Income Taxes

Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Our management evaluates the realizability of its deferred tax assets quarterly. In determining the possible future realization of deferred tax assets, the future taxable income from the following sources is taken into account: (a) the reversal of taxable temporary differences; (b) future operations exclusive of reversing temporary differences; and (c) tax planning strategies that, if necessary, would be implemented to accelerate taxable income into years in which net operating losses might otherwise expire.

Accounting Standards Codification (ASC) 740-10 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Our management does not believe that the Company has any material uncertain tax position requiring recognition or measurement in accordance with the provisions of ASC 740-10.

Our policy is to classify penalties and interest associated with uncertain tax positions, if required, as a component of our income tax provision. As a result of having no material unrecognized tax benefits on uncertain tax positions, we have no material amounts for associated interest and penalties recorded on the Consolidated Statements of Financial Condition or the Consolidated Statements of Operations.

Results of Operations

2010 compared to 2009

The following table sets forth the results of operations for the years ended December 31, 2010 and 2009 (in thousands of dollars):

	Year Ended			
	December 31, 2010		December 31, 2009	
		% of net Revenue		% of net Revenue
Revenues:				
Investment banking	$ 87,245		90,433	
Merchant banking	1,573		36,018	
Commissions	4,102		4,423	
Conference fees	3,158		1,598	
Principal transactions	(12,597)		(512)	
Interest and other income	134		265	
Total revenues	83,615		132,225	
Operating expenses:				
Compensation and benefits	54,653	65.4 %	62,437	47.2 %
Conference fees	9,932	11.9 %	3,379	2.6 %
Professional and consulting	6,504	7.8 %	7,450	5.6 %
Occupancy and equipment rentals	3,111	3.7 %	3,125	2.4 %
Advertising and marketing	1,520	1.8 %	1,582	1.2 %
Communication and market research	3,545	4.2 %	2,750	2.1 %
Depreciation and amortization	1,613	1.9 %	2,282	1.7 %
Business development	5,522	6.6 %	2,228	1.7 %
Office supplies	662	0.8 %	677	0.5 %
Impairment of goodwill	933	1.1 %	1,327	1 %
Bad debt expense	666	0.8 %	-	0 %
Other	2,998	3.6 %	2,908	2.2 %
Total operating expenses	91,659	109.6 %	90,145	68.2 %
Income (loss) before income taxes	(8,044)	-9.6 %	42,080	31.8 %
Income tax expense (benefit)	(2,487)		(3,913)	
Net income (loss)	(5,557)		45,993	
Less: Net income to non-controlling interest	-		18,695	
Net income (loss) to common stockholders	$ (5,557)		27,298	

Operating income for the years ended December 31, 2010 and 2009 included the following non-cash expenses (in thousands of dollars):

	Year Ended	
	December 31, 2010	December 31, 2009
Stock-based compensation	$ (73)	5,799
Amortization of forgivable loans	2,639	1,898
Depreciation and amortization	1,613	2,282
Impairment of goodwill and other intangible assets	933	1,327
Total	$ 5,112	11,306

Revenues

Merchant Banking Segment

Merchant banking revenue, consisting of gains (or losses) on investments by Aceras BioMedical and other principal investments activity, was $1.6 million. We recognize revenue on investments in the merchant banking segment based on realized and unrealized gains (or losses) reported. The value of Aceras BioMedical's assets was determined based on a valuation as of December 31, 2010, taking into consideration the cost of the investment, market participant inputs, non-binding offers made by third parties, estimated cash flows based on entity specific criteria, purchase multiples paid in other comparable third-party transactions, market conditions, liquidity, operating results and other qualitative and quantitative factors. The values at which our investments are carried on our books are adjusted to estimated fair value at the end of each quarter and the instability in general economic conditions, stock markets and regulatory conditions and those characteristics specific to the underlying investments may result in significant changes in the estimated fair value of these investments.

Capital Market Segment

Within our Capital Markets segment we derive revenues from two primary sources, (1) investment banking and (2) sales and trading.

Total revenue for 2010 was $82.0 million, representing a decrease of 15% from $96.2 million in the comparable period of 2009. The decrease was primarily due to a $12.1 million increase in principal transaction losses.

Investment Banking Revenue

Our investment banking revenue is derived from private placement and underwriting activities and strategic advisory services. The following table sets forth our revenue from our investment banking activities for the years ended December 30, 2010 and 2009 (in thousands of dollars):

	Year Ended	
	December 31, 2010	December 31, 2009
Revenue:		
Private placement and underwriting	$ 74,288	$ 83,468
Strategic advisory	12,957	6,965
Total investment banking revenue	$ 87,245	$ 90,433

Investment banking revenue was $87.2 million for 2010, which included $12.7 million related to warrants received as compensation for activities as underwriter or placement agent valued using Black-Scholes, as compared to revenue of $90.4 million in 2009, which included $24.2 million related to warrants and notes received as compensation for activities as underwriter or placement agent at fair value:

- Private placement and underwriting revenue for 2010 was $74.3 million, including $12.7 million of fair value related to warrants received, compared to $83.5 million in 2009, including $24.2 million warrants received. The increase in private placement and underwriting revenue is a result of increased financing activity in our targeted verticals, especially in life sciences and China, as well as increased demand for capital market offerings, including private placements, registered directs and follow-on offerings.

- Strategic advisory fees for 2010 were $13.0 million, compared to $7.0 million in 2009. The increase in strategic advisory was due to significant advisory transactions in the oil & gas and metals & mining sectors.

Sales and Trading

Commission revenues decreased by $0.3 million, or 7%, to $4.1 million for 2010, compared with $4.4 million in 2009. The decrease is attributable to a lower volume of transactions that occurred in 2010 as well as a decrease in sales and trading employees throughout the year.

Principal Transactions

Principal transactions, reflecting the change in fair value of our warrant portfolio, generated a loss for 2010 of $12.6 million, compared with a $512,000 loss in 2009. The increase in principal transaction losses was attributed to market instability, lack of liquidity and issuer specific events in 2010.

The following discussion of expenses will be on the combined Capital Markets and Merchant Banking expenses.

Expenses

Compensation

Compensation expense decreased $7.8 million, or 12%, while total net revenues (less net income to non-controlling interest) decreased 16% for 2010. The ratio of compensation to net revenues (less net income to non-controlling interest and principal transaction losses) was 57% for 2010 as compared to 55% in 2009. The increase in compensation and benefits is attributed to our variable compensation structure, whereby the majority of compensation expense is based on revenue production.

Non-Compensation Expenses

Non-compensation expense was $37.0 million for 2010, versus $27.7 million in 2009, or 44% of net revenues for 2010 versus 24% of net revenues (less net income to non-controlling interest) in 2009. The increase in non-compensation was primarily due to expenses related to the China Investment Conference in the first quarter, the London Investment Conference in the second quarter, and the New York Investment Conference in the third quarter, as well as higher business development expenses.

Income Taxes

Income tax benefit was $2.5 million, or a 30.9% tax rate, for the year ended December 31, 2010, compared to an income tax benefit of $3.9 million or (9.3%) tax rate for 2009. The primary reason for the differential in the tax rates was a $3.9 million reduction in the Company's valuation allowance in 2009.

2009 compared to 2008

The following table sets forth the results of operations for the years ended December 31, 2009 and 2008 (in thousands of dollars):

	Year Ended			
	December 31, 2009		December 31, 2008	
		% of net Revenue		% of net Revenue
Revenues:				
Investment banking	$ 90,433		52,473	
Merchant banking	36,018		-	
Commissions	4,423		6,492	
Conference fees	1,598		2,395	
Principal transactions	(512)		(13,048)	
Interest and other income	265		876	
Total revenues	132,225		49,188	
Operating expenses:				
Compensation and benefits	62,437	47.2 %	34,639	70.4 %
Conference fees	3,379	2.6 %	6,223	12.7 %
Professional and consulting	7,450	5.6 %	6,276	12.8 %
Occupancy and equipment rentals	3,125	2.4 %	2,910	5.9 %
Advertising and marketing	1,582	1.2 %	809	1.6 %
Communication and market research	2,750	2.1 %	2,646	5.4 %
Depreciation and amortization	2,282	1.7 %	2,384	4.8 %
Business development	2,228	1.7 %	2,926	5.9 %
Office supplies	677	0.5 %	569	1.2 %
Impairment of goodwill	1,327	1.0 %	21,719	44.2 %
Other	2,908	2.2 %	3,042	6.2 %
Total operating expenses	90,145	68.2 %	84,143	171.1 %
Income (loss) before income taxes	42,080	31.8 %	(34,955)	-71.1 %
Income tax expense (benefit)	(3,913)		2,482	
Net income (loss)	45,993		(37,437)	
Less: Net income to non-controlling interest	18,695		-	
Net income (loss) to common stockholders	$ 27,298		(37,437)	

Operating income for the years ended December 31, 2009 and 2008 included the following non-cash expenses (in thousands of dollars):

	Year Ended	
	December 31, 2009	December 31, 2008
Stock-based compensation	$ 5,799	5,605
Amortization of forgivable loans	1,898	777
Depreciation and amortization	2,282	2,384
Impairment of goodwill and other intangible assets	1,327	21,719
Total	$ 11,306	30,485

Revenues

Merchant Banking Segment

Merchant banking revenue, consisting of gains (or losses) on investments by Aceras BioMedical and other principal investments activity, was $36.0 million. Merchant banking revenue, net of non-controlling interest, was $17.3 million. We recognize revenue on investments in our merchant banking segment based on consolidated realized and unrealized gains (or losses) reported, including by Aceras BioMedical. The value of Aceras BioMedical's assets was determined based on an independent valuation prepared as of December 31, 2009, taking into consideration the cost of the investment, market participant inputs, non-binding offers made by third parties, estimated cash flows based on entity specific criteria, purchase multiples paid in other comparable third-party transactions, market conditions, liquidity, operating results and other qualitative and quantitative factors. The values at which our investments are carried on our books are adjusted to estimated fair value at the end of each quarter and the instability in general economic conditions, stock markets and regulatory conditions and those characteristics specific to the underlying investments may result in significant changes in the estimated fair value of these investments.

In October 2009, we announced that BioMarin Pharmaceutical Inc. (Nasdaq: BMRN) acquired Huxley Pharmaceuticals, Inc., an Aceras BioMedical privately held portfolio company. Under the terms of the transaction, BioMarin made payments of $16 million to Huxley stockholders in 2009. An additional $6.5 million based on the final approval of the purchased compound from the European Commission will be paid in 2010. Furthermore, Huxley stockholders, which include the Company, may receive up to approximately $36 million in milestone payments if certain U.S. sales and development milestones are met in the future.

Capital Market Segment

Within our Capital Markets segment we derive revenues from two primary sources, (1) investment banking and (2) sales and trading.

Total revenue for 2009 was $96.2 million, representing an increase of 96% from $49.2 million in the comparable period of 2008. The increase was primarily due to a $38.0 million increase in investment banking revenue.

Investment Banking Revenue

Our investment banking revenue is derived from private placement and underwriting activities and strategic advisory services. The following table sets forth our revenue from our investment banking activities for the years ended December 30, 2009 and 2008 (in thousands of dollars):

	Year Ended		
	December 31, 2009		December 31, 2008
Revenue:			
Private placement and underwriting	$	83,468	43,489
Strategic advisory		6,965	8,984
Total investment banking revenue	$	90,433	52,473

Investment banking revenue was $90.4 million for 2009, which included $24.2 million related to warrants received as compensation for activities as underwriter or placement agent valued using Black-Scholes, as compared to revenue of $52.5 million in 2008, which included $13.7 million related to warrants and notes received as compensation for activities as underwriter or placement agent at fair value:

- Private placement and underwriting revenue for 2009 was $83.5 million, including $24.2 million of fair value related to warrants received, compared to $43.5 million in 2008, including $13.7 million warrants and a note received. The increase in private placement and underwriting revenue is a result of increased financing activity in our targeted verticals, especially in life sciences and China, as well as increased demand for capital market offerings, including private placements, registered directs and follow-on offerings.
- Strategic advisory fees for 2009 were $7.0 million, compared to $9.0 million in 2008.

Sales and Trading

Commission revenues decreased by $2.1 million, or 32%, to $4.4 million for 2009, compared with $6.5 million in 2008. The decrease is attributable to a lower volume of transactions that occurred in 2009 as well as a decrease in sales and trading employees throughout the year.

Principal Transactions

Principal transactions generated a loss for 2009 of $0.5 million, compared with a $13.0 million loss in 2008. The decrease in principal transaction losses was attributed to unprecedented market instability, lack of liquidity and issuer specific events in 2008.

The following discussion of expenses will be on the combined Capital Markets and Merchant Banking expenses.

Expenses

Compensation

Compensation expense increased $27.8 million, or 80%, while total net revenues (less net income to non-controlling interest) increased 131% for 2009. The ratio of compensation to net revenues (less net income to non-controlling interest) was 55% for 2009 as compared to 70% in 2008. The increase in compensation and benefits is attributed to our variable compensation structure, whereby the majority of compensation expense is based on revenue production. Additionally, while we sizably reduced our employee headcount as of December 31, 2009 as compared to December 31, 2008, during 2009 we made significant hires in connection with expanding our China practice, which temporarily increases compensation costs as production revenues build.

Non-Compensation Expenses

Non-compensation expense was $27.7 million for 2009, versus $49.5 million in 2008, or 24% of net revenues (less net income to non-controlling interest) for 2009 versus 101% of net revenues in 2008. The decrease in non-compensation expenses is mostly due to a $20.4 million reduction in impairment charges related to goodwill and other intangible assets. Additionally, increases in professional fees due to a FINRA arbitration proceeding involving a former employee and advertising and marketing fees due to an expanded technology based marketing program were offset by lower business development expenses and conference expenses as a result of the cost-reduction initiatives initiated in early 2009.

Income Taxes

Income tax benefit was $3.9 million, or a 31.7% tax rate, for the year ended December 31, 2009, compared to an income tax expense of $2.5 million for 2008.

In the first quarter of 2009, we determined that it was not "more likely than not" that our net deferred tax assets would be realized and accordingly we recorded a valuation allowance fully offsetting our net deferred tax assets, reducing them to zero. The valuation allowance of $3.9 million was released in the fourth quarter of 2009 due to, among other factors, the continued trend of improved profitability, and the historical profitability prior to the recent market upheaval, as well as the Company's financial outlook for 2010 and beyond.

Liquidity and Capital Resources

We have historically satisfied our capital and liquidity requirements through cash generated internally from operations. In addition, in March 2007, we completed a $20.0 million private placement to accredited investors and in October 2007 we completed a public offering which generated net proceeds of approximately $36.3 million.

At December 31, 2010, we had liquid assets, consisting of unrestricted cash, restricted cash, "Level I" assets less "Level I" liabilities, and current receivables of $30.7 million. As of December 31, 2009, we had liquid assets of $31.0 million.

The timing of bonus and retention compensation payments to our employees may significantly affect our cash position and liquidity from period-to-period. While our employees are generally paid salaries and draws on a semi-monthly basis during the year, bonus payments, which make up a significant portion of total compensation, will generally be paid semi-annually, although in some cases annually.

As a registered securities broker-dealer, we are subject to the net capital requirements of the uniform net capital requirement set forth in Rule 15c3-1 promulgated by the SEC pursuant to the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). SEC regulations also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2010 and December 31, 2009, we had excess net capital of $9.5 million and $8.0 million, respectively. Regulatory net capital requirements may change based on investment and underwriting activities.

Because of the nature of settlement transactions in our investment banking and brokerage business, we regularly monitor our liquidity position, including our cash and net capital positions. In light of the uncertainty with respect to the timing of a market recovery and its potential impact on the timing of our receipt of anticipated funds from operating activities, we regularly explore capital raising alternatives.

Unrestricted cash and cash equivalents were $13.4 million at December 31, 2010, an increase of $0.8 million from $12.6 million at December 31, 2009.

Operating activities provided $10.5 million of cash and cash equivalents during the twelve months ended December 31, 2010. Our $9.2 million and $6.8 million increase in accrued compensation payable and decrease in financial instruments owned, at fair value, respectively, from December 31, 2009 contributed to our cash position. Our accrued compensation balance increased during the twelve months ended December 31, 2010, primarily due to our deferral of year-end 2010 bonus payments to February 2011.

The primary components of cash used by investing activities in 2010 were: (a) $1.6 million in connection with the purchase of property and equipment and leasehold improvements; and (b) $0.9 million and $1.3 million in connection with contractual payments related to the acquisitions of Miller Mathis and COSCO, respectively.

Unrestricted cash and cash equivalents were $12.6 million at December 31, 2009, a decrease of $5.8 million from $18.4 million at December 31, 2008.

Operating activities used $4.9 million of cash and cash equivalents during the twelve months ended December 31, 2009. Our $54.2 million and $3.0 million increase in financial instruments owned, at fair value and receivable from brokers, dealers and clearing agencies, respectively, from December 31, 2008 contributed to the use of our cash. Our accrued compensation balance decreased $5.2 million during the twelve months ended December 31, 2009, primarily due to our making 2008 and 2009 earned aggregate cash bonus payments to our employees during 2009.

The primary components of cash used by investing activities in 2009 were: (a) $2.5 million in connection with the purchase of property and equipment and leasehold improvements; and (b) $2.0 million and $1.7 million in connection with the acquisitions of Miller Mathis and COSCO, respectively; offset by $5.3 million of net cash provided by Aceras BioMedical investing activities.

For the year ended December 31, 2008, we had a net decrease in cash and cash equivalents of $36.5 million. Operating activities used cash of $11.1 million; investing activities used cash of $22.9 million; and financing activities used cash of $2.5 million. The primary components of cash used by operating activities were: (a) a net loss of $37.4 million; (b) an increase in other assets of $2.4 million; and (c) a $3.4 million increase in restricted cash, offset by: (i) impairment of goodwill and other intangible assets of $21.8 million; and (ii) share based compensation of $5.6 million. The primary components of cash used by investing activities were: (a) $4.5 million in connection with the acquisition of Miller Mathis; (b) $8.1 million in connection with the acquisition of COSCO; and (c) the $5.0 million purchase of GCM Group customer relationships. The primary components of cash used by financing activities were $1.0 million for purchasing of treasury stock and a $1.4 million distribution to our former members.

Contractual Obligations

Our commitments and contingencies include: (a) real property leases; (b) equipment leases; and (c) the Aceras BioMedical joint venture agreement. Our principal offices are located at 1251 Avenue of the Americas, New York, New York where we lease the entire 20th floor. The lease expires in October 2013.

The following table sets forth information relating to our contractual obligations as of December 31, 2010 (in thousands of dollars):

	Payments due by Period				
	2011	2012	2013	2014	Total
Operating lease obligations	$ 3,228	3,181	2,585	56	9,050
Aceras BioMedical joint venture agreement	12,142 (1)	-	-	-	12,142
Total	$ 15,370	3,181	2,585	56	21,192

(1) Pursuant to the Aceras BioMedical joint venture agreement, the timing of these expenditures may vary based upon investment investment timing considerations.

Off-Balance Sheet Arrangements

An off-balance sheet arrangement is any contractual arrangement involving an unconsolidated entity under which a company has (a) made guarantees, (b) a retained or a contingent interest in transferred assets, (c) any obligation under certain derivative instruments or (d) any obligation under a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk, or credit risk support to the Company, or engages in leasing, hedging, or research and development services for the benefit of the Company.

We do not have any off-balance sheet financing arrangements.

Risk Management

Risk is an inherent part of our business and activities. The extent to which we properly and effectively identify, assess, monitor and manage each of the various types of risk involved in our activities is critical to our financial soundness and profitability. We seek to identify, assess, monitor and manage the following principal risks involved in our business activities: market, credit, operational, legal and compliance, new business and reputational. Risk management is a multi-faceted process that requires communication, judgment and knowledge of financial products and markets. Management takes an active role in the risk management process and requires specific administrative and business functions to assist in the identification, assessment and control of various risks. Our risk management policies, procedures and methodologies are fluid in nature and are subject to ongoing review and modification.

Market Risk. The potential for changes in the value of financial instruments is referred to as market risk. Our market risk generally represents the risk of loss that may result from a change in the value of a financial instrument as a result of fluctuations in equity prices, along with the level of volatility. Equity price risks result from exposure to changes in prices and volatilities of individual equities and warrants. We make dealer markets in equity securities. We attempt to hedge our exposure to market risk by managing our net long or short positions. Due to imperfections in correlations, gains and losses can occur even for positions that are hedged. Position limits in trading and inventory accounts are established and monitored on an ongoing basis.

Operational Risk. Operational risk generally refers to the risk of loss resulting from our operations, including, but not limited to, improper or unauthorized execution and processing of transactions, deficiencies in our operating systems, business disruptions and inadequacies or breaches in our internal control processes. Our businesses are highly dependent on our ability to process, on a daily basis, transactions across markets. If any of our financial, accounting or other data processing systems do not operate properly or are disabled or if there are other shortcomings or failures in our internal processes, people or systems, we could suffer impairment to our liquidity, financial loss, a disruption of our businesses, liability to clients, regulatory intervention or reputational damage. These systems may fail to operate properly or become disabled as a result of events that are wholly or partially beyond our control, including a disruption of electrical or communications services or our inability to occupy one or more of our buildings. The inability of our systems to accommodate an increasing volume of transactions could also constrain our ability to expand our businesses.

We also face the risk of operational failure or termination of any of the clearing agents, exchanges, clearing houses or other financial intermediaries we use to facilitate our securities transactions. Any such failure or termination could adversely affect our ability to effect transactions and manage our exposure to risk.

In addition, despite the contingency plans we have in place, our ability to conduct business may be adversely impacted by a disruption in the infrastructure that supports our businesses and the communities in which they are located. This may include a disruption involving electrical, communications, transportation or other services used by us or third parties with which we conduct business.

Our operations rely on the secure processing, storage and transmission of confidential and other information in our computer systems and networks. Although we take protective measures and endeavor to modify them as circumstances warrant, our computer systems, software and networks may be vulnerable to unauthorized access, computer viruses or other malicious code, and other events that could have a security impact. If one or more of such events occur, this potentially could jeopardize our or our clients' or counterparties' confidential and other information processed and stored in, and transmitted through, our computer systems and networks, or otherwise cause interruptions or malfunctions in our, our clients', our counterparties' or third parties' operations. We may be required to expend significant additional resources to modify our protective measures or to investigate and remediate vulnerabilities or other exposures, and we may be subject to litigation and financial losses that are either not insured against or not fully covered through any insurance maintained by us.

Legal and Compliance Risk. Legal and compliance risk includes the risk of non-compliance with applicable legal and regulatory requirements. We are subject to extensive regulations. We have various procedures addressing issues such as regulatory capital requirements, sales and trading practices, anti-money laundering and record keeping. We also maintain an anonymous hotline for employees or others to report suspected inappropriate actions by us or by our employees or agents.

New Business Risk. New business risk refers to the risks of entering into a new line of business or offering a new product. By entering a new line of business or offering a new product, we may face risks that we are unaccustomed to dealing with and may increase the magnitude of the risks we currently face. We review proposals for new businesses and new products to determine if we are prepared to handle the additional or increased risks associated with entering into such activities.

Reputational Risk. We recognize that maintaining our reputation among clients, investors, regulators and the general public is an important aspect of minimizing legal and operational risks. Maintaining our reputation depends on a large number of factors, including the selection of our clients and the conduct of our business activities. We seek to maintain our reputation by screening potential clients and by conducting our business activities in accordance with high ethical standards.

Recent Accounting Pronouncements

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 810. The Company adopted further accounting changes described in ASC 810, Consolidation Topic, as of January 1, 2010, which required that the party who has the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance and who has an obligation to absorb losses of the entity or a right to receive benefits from the entity that could potentially be significant to the entity consolidate the variable interest entity. The changes to ASC 810, effective as of January 1, 2010, eliminated the quantitative approach previously applied to assessing the consolidation of a variable interest entity and required ongoing reassessments for consolidation. Starting on January 1, 2010, the Company deconsolidated its investment in Aceras BioMedical because its joint venture partner, Aceras Partners, not the Company, most significantly impacts Aceras BioMedical's economic performance.

ASU 210-06. In January 2010, the FASB issued Accounting Standards Update ("ASU") 210-06, "Improving Disclosures about Fair Value Measurements", which requires reporting entities to make new disclosures about recurring or nonrecurring fair-value measurements including significant transfers into and out of Level 1 and Level 2 fair-value measurements and information on purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 fair-value measurements. The FASB also clarified existing fair-value measurement disclosure guidance about the level of disaggregation, inputs, and valuation techniques. Some of the new and revised disclosures are required to be implemented in fiscal years beginning after December 15, 2009 and others in fiscal years beginning after December 15, 2010. The Company implemented the required disclosures in 2010.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Market risk represents the risk of loss that may result from the change in value of a financial instrument due to fluctuations in its market price. Market risk is inherent in all financial instruments. Market risk may be exacerbated in times of trading illiquidity when market participants refrain from transacting in normal quantities and/or at normal bid-offer spreads. Our exposure to market risk is directly related to our role as a financial intermediary in customer trading and to our market-making and investment activities.

We trade in equity securities as an active participant in both listed and OTC equity markets. We maintain securities in inventory to facilitate our market-making activities and customer order flow. Although we do not engage in proprietary trading, we may use a variety of risk management techniques and hedging strategies in the ordinary course of our trading business, including establishing position limits by product type and industry sector, closely monitoring inventory turnover, maintaining long and short positions in related securities, and using exchange-traded equity options and other derivative instruments. We do not use derivatives for speculative purposes.

In connection with our trading business, management also reviews reports appropriate to the risk profile of specific trading activities. Typically, market conditions are evaluated and transaction details and securities positions are reviewed.

These activities seek to ensure that trading strategies are within acceptable risk tolerance parameters, particularly when we commit our own capital to facilitate client trading. Our accounting department is actively involved in ensuring the integrity and clarity of the daily profit and loss statements, to the extent that we maintain trading positions for a period longer than one day. Activities include price verification procedures, position reconciliation and review of transaction booking. We believe that these procedures, which stress timely communications between our traders and senior management, are important elements of the risk management process.

At December 31, 2010, $15.5 million, or 41% of $37.9 million of financial instruments owned, at fair value, represented investments in warrants received in conjunction with our investment banking activities. $10.6 million, or 28% of financial instruments owned is related to our merchant banking activity. The remaining 31% of the financial instruments owned represents a promissory note received in conjunction with our investment banking activities, listed equity securities, restricted securities and investments in affiliates at fair value.

The primary quantifiable market risk associated with our financial instruments is sensitivity to changes in interest rates. Interest rate risk represents the potential loss from adverse changes in market interest rates. The risk management strategies that we employ use various risk sensitivity metrics to measure such risk and to examine behavior under significant adverse market conditions. We use an interest rate sensitivity simulation to assess our interest rate risk exposure. For purposes of presenting the possible earnings effect of a hypothetical, adverse change in interest rates over the 12-month period from our reporting date, we assume that all interest rate sensitive financial instruments will be impacted by a hypothetical, immediate 100 basis point increase in interest rates as of the beginning of the period. The sensitivity is based upon the hypothetical assumption that all relevant types of interest rates that affect our results would increase instantaneously, simultaneously and to the same degree.

The sensitivity analyses of the interest rate sensitive financial instruments are hypothetical and should be used with caution. Changes in fair value based on a 1% or 2% variation in an estimate generally cannot be extrapolated because the relationship of the change in the estimate to the change in fair value may not be linear. Also, the effect of a variation in a particular estimate on the fair value of financial instruments is calculated independent of changes in any other estimate; in practice, changes in one factor may result in changes in another factor, which might magnify or counteract the sensitivities. In addition, the sensitivity analyses do not consider any action that the Company may take to mitigate the impact of any adverse changes in the key estimates.

Based on our analysis, as of December 31, 2010, the effect of a 100+/- basis point change in interest rates on the value of our warrant portfolio and promissory note and the resultant effect on our pre-tax income is considered immaterial.

The value of Aceras BioMedical's assets in our merchant banking activity was determined based on a valuation as of December 31, 2010, taking into consideration the cost of the investment, market participant inputs, non-binding offers made by third parties, estimated cash flows based on entity specific criteria, purchase multiples paid in other comparable third-party transactions, market conditions, liquidity, operating results and other qualitative and quantitative factors. The values at which our investments are carried on our books are adjusted to estimated fair value at the end of each quarter and the instability in general economic conditions, stock markets and regulatory conditions may result in significant changes in the estimated fair value of these investments. The primary quantifiable market risk associated with our Aceras BioMedical assets is sensitivity to changes in interest rates. Based on our analysis as of December 31, 2010 assuming a 100 basis point increase in interest rates, we estimated the reduction of pre-tax income is considered immaterial.

Item 8. ***Financial Statements and Supplementary Data***

The information in response to this item is contained elsewhere in this Report beginning on Page F-1.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None.

Item 9A. ***Controls and Procedures***

(a) Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our "disclosure controls and procedures" (as defined in the Securities Exchange Act) Rules 13a-15(e) and 15-d-15(e)) as of the end of the period covered by this Report (the "Evaluation Date"). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that as of the Evaluation Date, our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act (i) is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms and (ii) is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

(b) Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting as defined in Rule 13a-15(f) under the Exchange Act. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with accounting principles generally accepted in the United States. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures of our assets are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2010.

(c) Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. ***Other Information***

None.

PART III

Item 10. ***Directors, Executive Officers and Corporate Governance.***

Information with respect to this item will be contained in the Proxy Statement for our 2011 Annual Meeting of Stockholders, which is incorporated herein by reference.

Item 11. ***Executive Compensation.***

Information with respect to this item will be contained in the Proxy Statement for our 2011 Annual Meeting of Stockholders, which is incorporated herein by reference.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.***

Information with respect to this item will be contained in the Proxy Statement for our 2011 Annual Meeting of Stockholders, which is incorporated herein by reference.

Item 13. ***Certain Relationships and Related Transactions, and Director Independence.***

Information with respect to this item will be contained in the Proxy Statement for our 2011 Annual Meeting of Stockholders, which is incorporated herein by reference.

Item 14. ***Principal Accountant Fees and Services.***

Information with respect to this item will be contained in the Proxy Statement for our 2011 Annual Meeting of Stockholders, which is incorporated herein by reference.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

(a) The following documents are filed as part of this Report:

1. *Financial Statements*. The following financial statements and the report of RRCG's independent auditor thereon, are filed herewith.
   - Report of Independent Registered Public Accounting Firm
   - Consolidated Statements of Financial Condition as of December 31, 2010 and 2009
   - Consolidated Statements of Operations for the years ended December 31, 2010, 2009, and 2008
   - Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 2010 and 2009
   - Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2009, and 2008
   - Notes to Consolidated Financial Statements

2. *Financial Statement Schedules*.

None

3. *Exhibits Incorporated by Reference or Filed with this Report.*

Exhibit Number	Description
2.1	Agreement and Plan of Merger, dated January 4, 2011, among the Company, HHC Acquisitions, Inc. and Hudson Holding Corporation(7)
3.1(a)	Certificate of Incorporation(1)
3.1(b)	Amendment to Certificate of Incorporation(2)
3.2	Bylaws(1)
4.1	Specimen stock certificate(2)
10.1**	2007 Amended and Restated Stock and Incentive Plan(4)
10.2**	2010 Stock Award and Incentive Plan(9)
10.3**	Michael Vasinkevich Employment Agreement(5)
10.4**	John J. Borer III Employment Agreement(5)
10.5**	Edward Rubin Employment Agreement(5)
10.6**	Amended and Restated Wesley Clark Employment Agreement(3)
10.7	Form of Tax Indemnification Agreement, dated as of July 10, 2007(3)
10.8	Form of Indemnification Agreement, dated as of July 10, 2007(3)
10.9**	Executive Bonus Plan(2)
10.10**	David Horin Employment Agreement(6)
10.11	Asset Purchase Agreement, dated May 9, 2008, between COSCO Capital Management LLC and its related companies
10.12	Operating Agreement of Aceras BioMedical LLC, as amended(8)
10.13**	Form of Restricted Stock Unit Agreement between the Company and each of Messrs. Vasinkevich, Rubin, and Borer(5)
10.14	Form of Voting Agreement, dated January 4, 2011, among the Company and Certain Stockholders of Hudson Holding Corporation(7)
21.1	Subsidiaries*
23.1	Consent of KPMG LLP*
31.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
31.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
32.1	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
32.2	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

---

* Filed herewith.

** This exhibit is a management contract or compensatory plan or arrangement.

(1) Filed as an exhibit to our Current Report on Form 8-K filed on January 22, 2007 and incorporated herein by reference.

(2) Filed as an exhibit to Amendment #1 to our Registration Statement on Form S-1 (SEC No. 333-144684) on September 20, 2007 and incorporated herein by reference.

(3) Filed as an exhibit to our Current Report on Form 8-K dated July 11, 2007 and incorporated herein by reference.

(4) Filed as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 2008 and incorporated herein by reference.
(5) Filed as an exhibit to our Current Report on Form 8-K dated December 2, 2010 and incorporated herein by reference.
(6) Filed as an exhibit to our Current Report on Form 8-K dated March 18, 2008 and incorporated herein by reference.
(7) Filed as an exhibit to our Current Report on Form 8-K dated January 5, 2011 and incorporated herein by reference.
(8) Filed as an exhibit to our Quarterly Report on Form 10-Q dated September 30, 2010 and incorporated herein by reference.
(9) Filed as an exhibit to our Schedule 14A dated March 26, 2010 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, Rodman & Renshaw Capital Group, Inc. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RODMAN & RENSHAW CAPITAL GROUP, INC.

By: /s/ EDWARD RUBIN
Edward Rubin — *Chief Executive Officer*
(Principal Executive Officer)

Date: March 15, 2011

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of Rodman & Renshaw Capital Group, Inc. and in the capacities indicated on this 15th day of March, 2011.

Signature	Title
/s/ EDWARD RUBIN Edward Rubin	Chief Executive Officer, President and Director (Principal Executive Officer)
/s/ DAVID HORIN David Horin	Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ WESLEY K. CLARK Wesley K. Clark	Chairman and Director
/s/ MICHAEL VASINKEVICH Michael Vasinkevich	Vice Chairman and Director
/s/ JOHN J. BORER III John J. Borer III	Senior Managing Director, Head of Investment Banking and Director
/s/ WINSTON CHURCHILL Winston Churchill	Director
/s/ RICHARD M. COHEN Richard M. Cohen	Director
/s/ PETER F. DRAKE Peter F. Drake	Director
/s/ SAM DRYDEN Sam Dryden	Director
/s/ MARK L. FRIEDMAN Mark L. Friedman	Director
/s/ MARVIN I. HAAS Marvin I. Haas	Director

RODMAN & RENSHAW CAPITAL GROUP, INC.

INDEX TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Rodman & Renshaw Capital Group, Inc:

We have audited the accompanying consolidated statements of financial condition of Rodman & Renshaw Capital Group, Inc. and subsidiaries ("the Company") as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Rodman & Renshaw Capital Group, Inc. and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 3 to the financial statements, the Company has changed its method of accounting for consolidation of variable interest entities.

/s/ KPMG LLP

New York, New York
March 15, 2011

RODMAN & RENSHAW CAPITAL GROUP, INC. AND SUBSIDIARIES
Consolidated Statements of Financial Condition as of December 31, 2010 and 2009
Dollars in Thousands, Except Per Share Amounts

	December 31, 2010	December 31, 2009
Assets		
Cash and cash equivalents:		
Unrestricted	$ 13,350	12,603
Restricted	1,448	2,943
Total cash and cash equivalents	14,798	15,546
Financial instruments owned, at fair value:		
Corporate equity securities	7,497	6,493
Merchant banking investments	10,557	22,251
Warrants	15,570	22,945
Notes	2,197	1,920
Investments in shell companies	1,654	1,654
Other investments	505	893
Total financial instruments owned, at fair value	37,980	56,156
Private placement and other fees receivable	3,598	4,798
Receivable from brokers, dealers & clearing agencies	7,706	5,735
Prepaid expenses	2,549	781
Property and equipment, net	3,263	2,773
Other assets	10,608	7,136
Goodwill and other intangible assets, net	601	1,961
Total Assets	$ 81,103	94,886
Liabilities and Stockholders' Equity		
Accrued compensation payable	$ 19,287	10,098
Accounts payable and accrued expenses	4,947	6,217
Acquisitions related payables	690	2,826
Financial instruments sold, not yet purchased, at fair value	3,918	304
Total Liabilities	28,842	19,445
Commitments and contingencies (See Note 9)		
Stockholders' Equity		
Common stock, $0.001, par value; 100,000,000 shares authorized; 33,484,098 and 35,918,222 issued as of December 31, 2010 and December 31, 2009, respectively	33	36
Preferred stock, $0.001 par value; 1,000,000 authorized; none issued	-	-
Additional paid-in capital	69,654	75,989
Treasury stock, 97,500 shares and 534,500 shares as of December 31, 2010 and December 31, 2009, respectively	(260)	(1,034)
Accumulated deficit	(17,166)	(11,609)
Total Common Stockholders' Equity	52,261	63,382
Non-Controlling Interest	-	12,059
Total Stockholders' Equity	52,261	75,441
Total Liabilities and Stockholders' Equity	$ 81,103	94,886

The accompanying notes are an integral part of these consolidated financial statements.

RODMAN & RENSHAW CAPITAL GROUP, INC. AND SUBSIDIARIES
Consolidated Statements of Operations for the Years Ended December 30, 2010, 2009, and 2008
Amounts in Thousands, Except Per Share Amounts

	Year Ended December 31,		
	2010	2009	2008
Revenues:			
Investment banking	$ 87,245	90,433	52,473
Merchant banking	1,573	36,018	-
Commissions	4,102	4,423	6,492
Conference fees	3,158	1,598	2,395
Principal transactions	(12,597)	(512)	(13,048)
Interest and other income	134	265	876
Total revenues	83,615	132,225	49,188
Operating expenses:			
Compensation and benefits	54,653	62,437	34,639
Conference expense	9,932	3,379	6,223
Professional and consulting	6,504	7,450	6,276
Occupancy and equipment rentals	3,111	3,125	2,910
Advertising and marketing	1,520	1,582	809
Communication and market research	3,545	2,750	2,646
Depreciation and amortization	1,613	2,282	2,384
Business development	5,522	2,228	2,926
Office supplies	662	677	569
Impairment of goodwill / other intangibles	933	1,327	21,719
Bad debt expense	666	-	-
Other	2,998	2,908	3,042
Total operating expenses	91,659	90,145	84,143
Operating income (loss)	(8,044)	42,080	(34,955)
Income tax expense (benefit)	(2,487)	(3,913)	2,482
Net income (loss)	(5,557)	45,993	(37,437)
Less: Net income to non-controlling interest	-	18,695	-
Net income (loss) to common stockholders	$ (5,557)	27,298	(37,437)
Net income (loss) per common share:			
Net income (loss) to common stockholders			
Basic	$ (0.15)	0.77	(1.12)
Diluted	$ (0.15)	0.73	(1.12)
Weighted average common shares outstanding:			
Basic	36,079	35,588	33,375
Diluted	36,079	37,399	33,375

The accompanying notes are an integral part of these consolidated financial statements.

RODMAN & RENSHAW CAPITAL GROUP, INC. AND SUBSIDIARIES
Consolidated Statements of Changes in Stockholders' Equity and Comprehensive Income for the Years Ended December 31, 2010, 2009, and 2008
Dollars in Thousands

	Year Ended December 31,		
	2010	2009	2008
Common stock:			
Balance, beginning of the period	$ 36	35	34
Issuance of common stock	-	1	3
Treasury stock retirement	(3)	-	-
Conversion of common stock to RSUs	-	-	(2)
Balance, end of period	$ 33	36	35
Additional paid-in-capital:			
Balance, beginning of the period	$ 75,989	70,441	62,345
Stock based compensation	(73)	5,799	5,605
Treasury stock retirement	(6,031)	-	-
Other	(231)	(251)	2,491
Balance, end of period	$ 69,654	75,989	70,441
Accumulated Deficit:			
Balance, beginning of the period	$ (11,609)	(38,907)	(1,470)
Net (loss) income	(5,557)	27,298	(37,437)
Balance, end of period	$ (17,166)	(11,609)	(38,907)
Treasury stock, at cost:			
Balance, beginning of the period	$ (1,034)	(1,034)	-
Treasury stock purchases	(5,260)	-	(1,034)
Treasury stock retirement	6,034	-	-
Balance, end of period	$ (260)	(1,034)	(1,034)
Accumulated other comprehensive income (loss):			
Balance, beginning of the period	$ -	-	(141)
Reclassification adjustment for unrealized gains (losses) on investments	-	-	141
Balance, end of period	$ -	-	-
Non-controlling interest:			
Balance, beginning of the period	$ 12,059	-	-
Deconsolidation of Aceras BioMedical	(12,059)	-	-
Net income to non-controlling interest	-	18,695	-
Distribution to non-controlling interest	-	(6,636)	-
Balance, end of period	$ -	12,059	-
Total stockholders' equity	$ 52,261	75,441	30,535
Comprehensive income (loss):			
Net income (loss)	$ (5,557)	27,298	(37,437)
Other comprehensive income (loss)	-	-	141
Total comprehensive income (loss)	$ (5,557)	27,298	(37,296)

The accompanying notes are an integral part of these consolidated financial statements.

RODMAN & RENSHAW CAPITAL GROUP, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows for the Years Ended December 31, 2010, 2009, and 2008
Dollars in Thousands

	Year Ended December 31,		
	2010	2009	2008
Cash flows from operating activities:			
Net income (loss)	$ (5,557)	45,993	(37,437)
Adjustments to reconcile net income to net cash (used in) provided by operating activities:			
Depreciation and amortization	1,613	2,282	2,384
Restricted cash	1,495	428	(3,371)
Stock based compensation	(73)	5,799	5,604
Realized gain on available for sale investments	-	-	141
Impairment of goodwill and other intangible assets	933	1,327	21,719
Deferred taxes, net	(2,459)	(4,342)	2,258
Changes in operating assets and liabilities:			
Financial instruments owned, at fair value	6,817	(54,184)	(711)
Private placement and other fees receivable	1,200	(2,823)	(1,007)
Receivable from brokers, dealers & clearing agencies	(1,971)	(3,021)	(825)
Prepaid expenses	(1,768)	(342)	249
Other assets	(1,013)	(162)	(2,387)
Financial instruments sold not yet purchased, at fair value	3,614	(1,057)	1,213
Accrued compensation payable	9,189	5,216	(1,258)
Accounts payable and accrued expenses	(1,501)	8	2,440
Income taxes payable	-	-	(48)
Conferences deposits	-	-	(15)
Net cash provided by (used in) operating activities	10,519	(4,878)	(11,051)
Cash flows from investing activities:			
Purchases of property and equipment	(1,555)	(2,506)	(1,183)
Acquisition related payments	(2,257)	(3,665)	(12,585)
Proceeds from the sale of Huxley Pharmaceuticals, Inc. ("Huxley")	-	13,272	-
Distributions of Huxley sale proceeds to non-controlling interests	-	(6,636)	-
Purchase of intangible assets	-	-	(5,008)
Merchant banking investments	(700)	(1,367)	(4,150)
Net cash used in investing activities	(4,512)	(902)	(22,926)
Cash flows from financing activities:			
Purchase of treasury stock	(5,260)	-	(1,034)
Distributions to members	-	-	(1,440)
Net cash used in financing activities	(5,260)	-	(2,474)
Net increase (decrease) in cash and cash equivalents	747	(5,780)	(36,451)
Cash and cash equivalents – beginning of period	12,603	18,383	54,834
Cash and cash equivalents – end of period	13,350	12,603	18,383
Supplemental disclosures of cash flow information:			
Income taxes paid	$ 3,600	-	244
Non-cash investing and financing activities:			
Accrued liabilities related to the acquisitions of Miller Mathis and COSCO	-	-	5,153
Additional paid-in-capital related to acquisition of COSCO	-	-	2,491
Issuance of restricted stock to employees	-	-	2
Change in fair value of financial instruments owned due to the deconsolidation of Aceras BioMedical	13,145	-	-
Other changes in assets and liabilities due to the deconsolidation of Aceras BioMedical	(1,086)		

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 -Organization, Nature of Operations and Basis of Presentation

General

Rodman & Renshaw Capital Group, Inc. ("RRCG") is a Delaware holding company which, through its various subsidiaries, is engaged in the investment banking business. RRCG's principal operating subsidiary is Rodman & Renshaw, LLC ("R&R"), a Delaware limited liability company formed on June 20, 2002. R&R is registered with the Financial Industry Regulatory Authority, Inc. ("FINRA"). RRCG and its subsidiaries, including R&R, are collectively referred to herein as the "Company".

Aceras BioMedical LLC

On May 12, 2008, the Company formed Aceras BioMedical LLC ("Aceras BioMedical"), a joint venture through which the Company, in partnership with Aceras Partners, LLC ("Aceras Partners"), will make principal investments in early-stage biotechnology and life sciences companies. In conjunction with the establishment of the joint venture, the Company formed a new wholly-owned subsidiary, Rodman Principal Investments, LLC ("RPI"), which holds a 50% stake in Aceras BioMedical and serves as the holding vehicle for all of the Company's principal-related businesses. RPI has made an initial investment commitment to Aceras BioMedical of up to $30.0 million over five years to fund operations and the joint venture's principal investments in life science companies. At December 31, 2010, RPI's remaining commitment to Aceras BioMedical to fund operations and the joint venture's principal investments in life science companies was $12.1 million. RPI receives 50% of Aceras BioMedical's economic interest in all investments made by Aceras.

The Company determined that Aceras BioMedical meets the definition of a variable interest entity ("VIE") as of December 31, 2010 because the total equity investment at risk is not sufficient to permit Aceras BioMedical to finance its activities without additional subordinated financial support from the Company. The primary beneficiary of Aceras BioMedical is Aceras Partners because they have the power to direct the activities that most significantly impact the entity's economic performance and they have the right to receive benefits from the entity that could potentially be significant to the entity. Since the Company is not the primary beneficiary of Aceras BioMedical it therefore does not consolidate Aceras BioMedical.

As of May 1, 2009, the Company effected a modification to the agreements defining the ongoing obligations between Aceras BioMedical and the Company. Pursuant to the modification agreement, the annual fixed operating budget was reduced from $2.5 million to $1.0 million and the expected targeted investment amount in each prospective investee was reduced from $2.0 million to $0.5 million. Potential investments in excess of $0.5 million require consent of the Company.

In October 2009, the Company announced that BioMarin Pharmaceutical Inc. (Nasdaq: BMRN) acquired Huxley Pharmaceuticals, Inc., an Aceras privately held portfolio company. Under the terms of the transaction, BioMarin made payments of $16 million to Huxley shareholders in 2009. An additional $6.5 million based on the final approval of the purchased compound from the European Commission was paid in 2010. Furthermore, Huxley stockholders, which include the Company, may receive up to approximately $36 million in milestone payments if certain U.S. sales and development milestones are met in the future.

Rodman & Renshaw, LLC

R&R is a full-service investment banking firm specializing in investment banking services to corporations and businesses and the trading and sale of primarily equity securities. R&R assists emerging growth companies through capital raising, strategic advice, research, and the development of institutional support. R&R is an introducing broker and clears all transactions through a clearing organization on a fully disclosed basis. Accordingly, R&R is exempt from rule 15c3-3 of the Exchange Act.

Non-Controlling Interests

The Company presents its non-controlling (minority) interests as equity (as opposed to as a liability or mezzanine equity), and presents its income allocated to both non-controlling interests and common stockholders. The portion of the consolidated interests in Aceras BioMedical, which are held directly by current and former employees of Aceras, were represented as non-controlling interests until the deconsolidation of Aceras BioMedical in 2010.

NOTE 2 -Summary of Significant Accounting Policies

Principles of Consolidation

The Company's policy is to consolidate all entities in which it owns more than 50% of the outstanding voting stock and has control. In addition, the Company consolidates entities which lack characteristics of an operating entity or business for which it is the primary beneficiary. The primary beneficiary is the party who has the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance and who has an obligation to absorb losses of the entity or a right to receive benefits from the entity that could potentially be significant to the entity. In situations where the Company has significant influence but not control of an entity that does not qualify as a variable interest entity, the Company applies the equity method of accounting. In those cases where its investment is less than 20% and significant influence does not exist, the investments are carried at fair value. Significant influence generally is deemed to exist when the Company owns 20% to 50% of the voting equity of an entity or when it holds at least 3% of a limited partnership interest. If the Company does not consolidate an entity or applies the equity method of accounting, it accounts for the investment at fair value.

All material intercompany accounts and transactions are eliminated in consolidation.

Financial Instruments at Fair Value

Fair value generally is based on quoted market prices. If quoted market prices are not available, fair value is determined based on other relevant factors, including dealer price quotations, price activity for equivalent instruments and valuation pricing models. Among the factors considered in determining the fair value of financial instruments are discount margins, weighted average spreads, discounted anticipated cash flows, the terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar duration and yield, as well as other measurements. Certain financial instruments have bid and ask prices that can be observed in the marketplace. For financial instruments whose inputs are based on bid-ask prices, mid-market pricing is applied and adjusted to the point within the bid-ask range that meets the Company's best estimate of fair value. For offsetting positions in the same financial instrument, the same price within the bid-ask spread is used to measure both the long and short positions.

The valuation process for financial instruments may include the use of valuation models and other techniques. Adjustments to valuations derived from valuation models may be made when, in management's judgment, either the size of the position in the financial instrument in a non-active market or other features of the financial instrument such as its complexity, or the market in which the financial instrument is traded require that an adjustment be made to the value derived from the models. An adjustment may be made if a financial instrument is subject to sales restrictions that would result in a price less than the quoted market price. Adjustments from the price derived from a valuation model reflect management's judgment that other participants in the market for the financial instrument being measured at fair value would also consider in valuing that same financial instrument and are adjusted for assumptions about risk uncertainties and market conditions. Results from valuation models and valuation techniques in one period may not be indicative of future period fair value measurements.

Financial instruments owned and financial instruments sold, not yet purchased are stated at fair value, with related changes in unrealized appreciation or depreciation reflected in principal transactions, net in the accompanying Consolidated Statements of Operations. Equity interests in certain private equity securities and limited partnership interests are reflected in the Consolidated Financial Statements at fair value, which is often represented at initial cost until significant transactions or developments indicate that a change in the carrying value of the securities is appropriate. This represents the Company's best estimate of exit price. Generally, the carrying values of these securities will be increased or decreased based on company performance in those instances where market values are readily ascertainable by reference to substantial transactions occurring in the marketplace or quoted market prices.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. Based on these approaches, the Company utilizes assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable firm inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial instrument assets and liabilities carried at fair value have been classified and disclosed in one of the following three categories:

Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as listed equities.

Level 2 includes those financial instruments that are valued using models or other valuation methodologies calibrated to observable market inputs. These models are primarily industry-standard models that consider various assumptions, including discount margins, credit spreads, discounted anticipated cash flows, the terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar duration and yield, time value, yield curve, default rates, as well as other measurements. In order to be classified as Level 2, substantially all of these assumptions would need to be observable in the marketplace or able to be derived from observable data or supported by observable levels at which transactions are executed in the marketplace.

Level 3 is comprised of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are unobservable from objective sources. Included in this category are warrants, private securities, convertible notes and loans receivable received in conjunction with the Company's investment banking and merchant banking activities and limited partnership interests.

Value of Underwriter and Placement Agent Warrants

As a part of the Company's compensation for its activities as underwriter or placement agent, it may receive warrants exercisable to purchase securities similar to those that are offered and sold in the financing transaction. The Company values such warrants using the Black-Scholes Option Pricing Model ("Black-Scholes"). The model requires management to use five inputs: price, risk-free interest rate, exercise price, time remaining on the warrant and expected price volatility. When the Company initially receives a warrant in connection with, or prior to an initial public offering, its calculated volatility factor is based on the volatility of an index of comparable companies, since there is no price history for new publicly traded or private companies. As each warrant approaches its expiration date, its volatility factor is derived primarily from the implied volatility of traded options or warrants, when available, or the historical prices of its underlying common stock. Management cannot assure that it ultimately will be able to liquidate any of the warrants received in a way that will realize the value attributed to the warrants in the financial statements through the application of Black-Scholes.

The fair value of warrants is recorded in financial instruments owned, at fair value on the Company's Consolidated Statements of Financial Condition. When a warrant is received, its fair value is included in investment banking revenue as of the close of the date on which it is earned. Subsequently, any change in fair value is recorded as principal transactions. When a warrant is exercised, the fair value is adjusted to reflect the value of the securities purchased, net of the exercise price, and the adjustment amount is recorded as income or loss for the relevant period. If a warrant expires unexercised, the fair value is adjusted to zero and the decrease is recorded as a loss in the relevant period.

Value of Merchant Banking Assets

The value of the Company's investment in Aceras BioMedical's assets was determined based on a valuation as of December 31, 2010, taking into consideration cash received, cost of the investment, market participant inputs, estimated cash flows based on entity specific criteria, purchase multiples paid in other comparable third-party transactions, market conditions, liquidity, operating results and other qualitative and quantitative factors. The values at which the Company's investments are carried on its books are adjusted to estimated fair value at the end of each quarter taking into account general economic and stock market conditions and those characteristics specific to the underlying investments.

Cash and Cash Equivalents

The Company generally invests its excess cash in money market funds. Restricted cash is due to an escrow account pursuant to the Company's office lease agreement, a regulatory deposit in Hong Kong, and the Huxley Purchase Agreement.

Revenue Recognition

Investment Banking. Underwriting and placement agent revenues and fees from mergers and acquisitions and other financial advisory assignments are recognized in the Consolidated Statements of Operations when the services related to the underlying transaction are completed under the terms of the engagement. Expenses associated with such transactions are estimated and recorded when the related revenue is recognized or the engagement is otherwise concluded. Underwriting and placement agent revenues are presented net of related expenses.

When the Company receives warrants as a component of its compensation for investment banking services, revenue is recognized based on the fair value of those instruments. Revenue from the receipt of warrants is recognized on the date the warrants are received based on the estimated fair value of the securities received as estimated using Black-Scholes, which takes into account the exercise price, remaining life of the warrant, the current price and expected volatility of the underlying stock, expected dividends on the stock and the risk-free interest rate for the remaining term of the warrant. The following provides details of the Company's investment banking revenue for the years ended December 31, 2010, 2009, and 2008 (in thousands of dollars):

	Year Ended December 31,		
	2010	2009	2008
Private placements	$ 44,665	48,150	28,586
Warrants	12,679	24,184	13,684
Strategic advisory	12,957	6,965	8,984
Underwritings	16,944	11,134	1,219
Total investment banking revenue	$ 87,245	90,433	52,473

Principal Transactions. Financial instruments owned and financial instruments sold, but not yet purchased (all of which are recorded on a trade-date basis) are carried at fair value with gains and losses reflected in principal transactions on a trade date basis.

Commissions. The Company's sales and trading business generates revenue from equity securities trading commissions paid by customers. Commissions are recognized on a trade date basis.

Conference Fees. The Company receives conference deposits from presenters, which are recorded as a liability and then recognized as revenue when the conference is conducted. The Company also makes advance payments for conference facilities, entertainment and related costs, which are recorded as prepaid expenses and then recognized as expenses when the conference is conducted.

Property and Equipment

Property and equipment are depreciated using the straight-line method over the estimated useful lives of the related assets (generally three to ten years). Leasehold improvements are amortized using the straight-line method over the term of related leases or the estimated useful lives of the assets, whichever is shorter.

Goodwill and Other Intangible Assets

Goodwill is not amortized; instead, it is reviewed for impairment at least annually and written down when impaired. Goodwill is impaired when the carrying amount of the reporting unit exceeds the implied fair value of the reporting unit.

Intangible assets consist of customer relationships and a trade name. Customer relationships and a trade name acquired in business combinations under the purchase method of accounting are recorded at their fair values net of accumulated amortization since the acquisition date. Customer relationships are recorded at cost net of accumulated amortization. Intangible assets are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used. Amortization is calculated using the straight line method over the estimated useful lives at the following annual rates:

Customer relationships	33%
Trade name	10%

The Company reviews its finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of finite-lived intangible asset may not be recoverable. Recoverability of a finite-lived intangible asset is measured by a comparison of its carrying amount to the undiscounted future cash flows expected to be generated by the asset. If the asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset, which is determined based on discounted cash flows.

Earnings Per Share

Basic EPS is computed by dividing net income applicable to common stock by the weighted-average number of common shares outstanding, which includes restricted stock and restricted stock units ("RSUs") for which service has been provided. Diluted EPS includes the components of basic EPS and also includes the dilutive effects of restricted stock and RSUs for which service has not yet been provided and employee stock options.

Income Taxes

Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Management evaluates the realizability of its deferred tax assets quarterly. In determining the possible future realization of deferred tax assets, the future taxable income from the following sources is taken into account: (a) the reversal of taxable temporary differences; (b) future operations exclusive of reversing temporary differences; and (c) tax planning strategies that, if necessary, would be implemented to accelerate taxable income into years in which net operating losses might otherwise expire.

Accounting Standards Codification (ASC) 740-10 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Management does not believe that the Company has any material uncertain tax position requiring recognition or measurement in accordance with the provisions of ASC 740-10.

The Company's policy is to classify penalties and interest associated with uncertain tax positions, if required, as a component of its income tax provision. As a result of having no material unrecognized tax benefits on uncertain tax positions, the Company has no material amounts for associated interest and penalties recorded on the Consolidated Statements of Financial Condition or the Consolidated Statements of Operations.

Legal Reserves

The Company recognizes a liability for a contingency when it is probable that a liability has been incurred and when the amount of loss can be reasonably estimated. When a range of probable loss can be estimated, the Company accrues the most likely amount of such loss, and if such amount is not determinable, then the Company accrues the minimum of the range of probable loss.

Reserves related to legal proceedings are established and maintained. The determination of these reserve amounts requires significant judgment on the part of management. The Company's management considers many factors including, but not limited to: the amount of the claim; the basis and validity of the claim; previous results in similar cases; and legal precedents and case law. Each legal proceeding is reviewed with counsel in each accounting period and the reserve is adjusted as deemed appropriate by management. As of December 31, 2010 and 2009, there were no legal reserves accrued in the Consolidated Statements of Financial Condition.

Use of Estimates

The preparation of financial statements is in conformity with GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Concentrations of Credit Risk

R&R is engaged in trading and provides a broad range of securities brokerage and investment services to institutional clients as well as private placement services to business entities. Counterparties to the R&R's business activities include issuers, hedge funds, broker-dealers and clearing organizations, banks and other financial institutions.

R&R uses a clearing broker to process transactions and maintain client accounts on a fee basis. R&R permits the clearing firm to extend credit to a client secured by cash and securities in the client's account. R&R's exposure to credit risk associated with the non-performance by its clients and counterparties in fulfilling their contractual obligations can be directly impacted by volatile or illiquid trading markets, which may impair the ability of clients and counterparties to satisfy their obligations to R&R. R&R has agreed to indemnify its clearing broker for losses incurred while extending credit to R&R's clients. R&R's policy is to review, as necessary, the credit standing of its clients and counterparties. Amounts due from clients that are considered uncollectible are charged back to R&R by the clearing brokers when such amounts become determinable.

Financial instruments sold but not yet purchased commit R&R to deliver specified securities at predetermined prices. The transactions may result in market risk since, to satisfy the obligation, R&R must acquire the financial instruments at market prices, which may exceed the values reflected on the Consolidated Statements of Financial Condition.

Forgivable Loans

During the year ended December 31, 2008, the Company issued $3.3 million of forgivable loans as a retention vehicle to certain new and existing employees. The Company issued an additional $0.8 million and $2.1 million in forgivable loans in 2010 and 2009, respectively. These loans are subject to a substantive service requirement by the employees and are amortized over the service period on a straight-line basis. As of December 31, 2010 and 2009, the net balance of the loans was $0.9 million and $2.7 million, respectively, which is included in other assets on the Consolidated Statements of Financial Condition. The Company recorded $2.6 million, $1.9 million, and $0.8 million of compensation expense related to the amortization of these loans during the years ended December 31, 2010, 2009, and 2008, respectively.

Stock-Based Compensation

The Company measures its compensation cost for all stock-based awards at fair value on the date of grant, taking into account any post vesting selling restrictions, and recognizes the compensation expense over the requisite service period. Expenses associated with such grants are generally recognized on a straight-line basis over the requisite service period, net of estimated forfeitures.

Stock based compensation for performance-based stock awards is recognized on a graded vesting basis over the requisite service period, net of estimated forfeitures, if it is probable that the performance condition will be achieved.

Deferred stock based compensation costs with respect to shares of restricted stock and restricted stock units and stock options granted are presented as part of additional paid in capital in the Consolidated Statements of Stockholders' Equity.

Reclassifications

Certain non-material reclassifications have been made to previously reported balances to conform to the current presentation.

NOTE 3 -Recent Accounting Pronouncements

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 810. The Company adopted further accounting changes described in ASC 810, Consolidation Topic, as of January 1, 2010, which required that the party who has the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance and who has an obligation to absorb losses of the entity or a right to receive benefits from the entity that could potentially be significant to the entity consolidate the variable interest entity. The changes to ASC 810, effective as of January 1, 2010, eliminated the quantitative approach previously applied to assessing the consolidation of a variable interest entity and required ongoing reassessments for consolidation. Starting on January 1, 2010, the Company deconsolidated its investment in Aceras BioMedical because its joint venture partner, Aceras Partners, not the Company, most significantly impacts Aceras BioMedical's economic performance.

ASU 210-06. In January 2010, the FASB issued Accounting Standards Update ("ASU") 210-06, "Improving Disclosures about Fair Value Measurements", which requires reporting entities to make new disclosures about recurring or nonrecurring fair-value measurements including significant transfers into and out of Level 1 and Level 2 fair-value measurements and information on purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 fair-value measurements. The FASB also clarified existing fair-value measurement disclosure guidance about the level of disaggregation, inputs, and valuation techniques. Some of the new and revised disclosures are required to be implemented in fiscal years beginning after December 15, 2009 and others in fiscal years beginning after December 15, 2010. The Company implemented the required disclosures in 2010.

NOTE 4 -Financial Instruments, at Fair Value

The following is a summary of the Company's financial assets and liabilities that are accounted for at fair value as of December 31, 2010 by level within the fair value hierarchy (in thousands of dollars):

	Level 1	Level 2	Level 3	Total
Assets:				
Financial instruments owned:				
Corporate equity securities	$ 5,700	$ —	$ 1,797	$ 7,497
Merchant banking investments	—	—	10,557	10,557
Warrants	—	—	15,570	15,570
Notes	—	—	2,197	2,197
Investments in shell companies	—	—	1,654	1,654
Other investments	—	—	505	505
Total financial instruments owned	$ 5,700	$ —	$ 32,280	$ 37,980
Liabilities:				
Financial instruments sold, not yet purchased	$ 3,918	$ —	$ —	$ 3,918
Total financial instruments sold, not yet purchased	$ 3,918	$ —	$ —	$ 3,918

The following is a summary of the Company's financial assets and liabilities that are accounted for at fair value as of December 31, 2009 by level within the fair value hierarchy (in thousands of dollars):

	Level 1	Level 2	Level 3	Total
Assets:				
Financial instruments owned:				
Corporate equity securities	$ 5,180	$ —	$ 1,313	$ 6,493
Merchant banking investments	—	—	22,251	22,251
Warrants	—	—	22,945	22,945
Notes	—	—	1,920	1,920
Investments in shell companies	—	—	1,654	1,654
Other investments	—	—	893	893
Total financial instruments owned	$ 5,180	$ —	$ 50,976	$ 56,156
Liabilities:				
Financial instruments sold, not yet purchased	$ 304	$ —	$ —	$ 304
Total financial instruments sold, not yet purchased	$ 304	$ —	$ —	$ 304

Financial instruments are assessed on a quarterly basis to determine the appropriate classification within the fair value hierarchy, as defined by ASC Topic 820. Transfers between fair value classifications occur when there are changes in pricing observability levels. Transfers of financial instruments among the levels occur at the end of the reporting period. There were no material transfers between Level 1, Level 2 and Level 3 classified instruments during 2010 and 2009.

The following is a description of the valuation basis, including valuation techniques and inputs, used in measuring the Company's financial assets and liabilities that are accounted for at fair value on a recurring basis:

Corporate Equity Securities.

Exchange Traded Equity Securities: Exchange-traded equity securities are measured based on quoted exchange prices, which are generally obtained from pricing services, and are categorized as Level 1 in the fair value hierarchy.

Non-exchange Traded Equity Securities: Non-exchange traded equity securities are categorized as Level 3 financial instruments and measured using valuation techniques involving quoted prices of, or market data for, comparable companies, similar company ratios and multiples (e.g., price/EBITDA, price/book value), discounted cash flow analyses and transaction prices observed for subsequent financing or capital issuance by the company. When using pricing data of comparable companies, judgment must be applied to adjust the pricing data to account for differences between the measured security and the comparable security (e.g., issuer market capitalization, yield, dividend rate, geographical concentration).

Merchant Banking Investments.

The value of the Company's investment in Aceras BioMedical's assets is categorized as Level 3 financial instruments and was determined based on a valuation performed as of December 31, 2010, taking into consideration cash received, cost of the investment, market participant inputs, estimated cash flows based on entity specific criteria, purchase multiples paid in other comparable third-party transactions, market conditions, liquidity, operating results and other qualitative and quantitative factors. The values at which the Company's investments are carried on its books are adjusted to estimated fair value at the end of each quarter taking into account general economic and stock market conditions.

Warrants.

As a part of the Company's compensation for its activities as underwriter or placement agent, it may receive warrants exercisable to purchase securities similar to those that are offered and sold in the financing transaction. The Company values such warrants using Black-Scholes. The model requires management to use five inputs: price, risk-free interest rate, exercise price, time remaining on the warrant and expected price volatility. These warrants are categorized as Level 3 financial instruments.

Notes.

Notes categorized within Level 3 are valued based on estimates of future cash flow incorporating assumptions regarding creditor default and recovery rates and consideration of the issuer's capital structure.

Investments in Shell Companies.

Investments in shell companies are categorized as Level 3 financial instruments and are valued at cost, which for this type of instrument approximates fair value.

Other Investments.

Other investments mostly consist of corporate loans categorized as Level 3 financial instruments. The loans are valued based on estimates of future cash flow incorporating assumptions regarding creditor default and recovery rates and consideration of the issuer's capital structure.

The following is a summary of changes in fair value of the Company's financial assets and liabilities that have been classified as Level 3 for the year ended December 31, 2010 (in thousands of dollars):

	Corporate Equity Securities	Merchant Banking	Warrants	Notes	Shells	Other	Total
Balance, December 31, 2009	$ 1,313	22,251	22,945	1,920	1,654	893	50,976
Purchases / issuances	510	700	14,673	1,051	—	—	16,934
Sales / settlements	—	—	(8,726)	(550)	—	—	(9,276)
Deconsolidation of Aceras BioMedical	—	(13,145)	—	—	—	—	(13,145)
Realized and unrealized gains/(losses) (1)	(26)	751	(13,322)	(224)	—	(388)	(13,209)
Balance, December 31, 2010	$ 1,797	10,557	15,570	2,197	1,654	505	32,280
Change in unrealized gains/(losses) relating to instruments still held at December 31, 2010	$ (26)	751	(12,490)	(225)	—	(388)	(12,378)

(1) Reported in principal transactions in the Consolidated Statements of Operations, except for merchant banking investments.

The following is a summary of changes in fair value of the Company's financial assets and liabilities that have been classified as Level 3 for the year ended December 31, 2009 (in thousands of dollars):

	Corporate Equity Securities	Merchant Banking	Warrants	Notes	Shells	Other	Total
Balance, December 31, 2008	$ 627	—	5,622	1,917	1,824	762	10,752
Purchases / issuances	618	697	25,266	48	—	—	26,629
Sales / settlements	—	(6,636)	(5,610)	—	—	—	(12,246)
Realized and unrealized gains/(losses) (1)	68	28,190	(2,333)	(45)	(170)	131	25,841
Balance, December 31, 2009	$ 1,313	22,251	22,945	1,920	1,654	893	50,976
Change in unrealized gains/(losses) relating to instruments still held at December 31, 2009	$ 68	21,554	(3,353)	(45)	(170)	131	18,185

(1) Reported in principal transactions in the Consolidated Statements of Operations., ecept for merchant banking investments.

NOTE 5 -Goodwill and Other Intangible Assets

Miller Mathis & Co., LLC Acquisition

On March 24, 2008, the Company acquired Miller Mathis & Co., LLC ("Miller Mathis"), an independent mergers and acquisition advisor to the global steel industry. At December 31, 2010, other intangible assets related to this acquisition amounted to approximately $0.2 million.

COSCO Capital Management, LLC Acquisition

On June 2, 2008, the Company consummated the acquisition of all the operating assets of COSCO Capital Management LLC, COSCO Capital Texas LP and Private Energy Securities, Inc. (collectively, "COSCO"), related companies that provide investment banking services to the oil and gas sectors, principally in the United States and Canada. At December 31, 2010, goodwill and other intangible assets related to this acquisition amounted to approximately $0.4 million.

Goodwill and Intangible Assets

Goodwill was tested for impairment as of March 31, 2009 and as of June 30, 2009, after monitoring the relationship of the Company's market capitalization to both its book value and tangible book value and observing a decline in the Company's market capitalization related to both financial services industry-wide factors and to Company specific factors. The impairment tests resulted in the recognition of an impairment charge of $1.3 million related to a COSCO contingent earn-out paid in cash.

In the second quarter of 2010, the Company wrote-off $0.9 million related to a customer list acquired in 2008. The impairment charge was triggered by the troubled European markets outlook and the lack of prospective future revenue generation from European clients.

Goodwill is tested annually for impairment as of September 30. Based on the September 30, 2010 and 2009 impairment tests, goodwill was not considered to be impaired and the fair value of the reporting units were determined to be substantially in excess of the carrying value of goodwill.

The following table represents a summary of the changes to goodwill and other intangible assets from December 31, 2008 through December 31, 2010 (in thousands of dollars):

		Goodwill	Customer Relationships	Trademark	Total
Balance, December 31, 2008	$	—	2,686	220	2,906
Additions		1,540	—	—	1,540
Impairment		(1,327)	—	—	(1,327)
Amortization		—	(1,136)	(22)	(1,158)
Balance, December 31, 2009	$	213	1,550	198	1,961
Additions		121	—	—	121
Impairment		—	(933)	—	(933)
Amortization		—	(525)	(23)	(548)
Balance, December 31, 2010	$	334	92	175	601

NOTE 6 - Property and Equipment, Net

Property and equipment, net is comprised of the following as of December 31, 2010 and 2009 (in thousands of dollars):

		December 31, 2010		December 31, 2009
Computer and office equipment	$	2,809	$	2,203
Furniture and fixtures		1,731		1,460
Leasehold improvements		3,098		2,420
		7,638		6,083
Less: accumulated depreciation and amortization		4,375		3,310
Property and Equipment, Net	$	3,263	$	2,773

Depreciation expense for the years ended December 31, 2010, 2009, and 2008 was $1.1 million, $1.1 million, and $707,000, respectively.

NOTE 7 - Related Party Transactions

One of the Company's directors, who joined the board of directors on October 16, 2007, has also served as the chairman of the board of Cyalume Technologies, Inc. ("Cyalume") since May 31, 2006. During 2008, the Company recorded revenue in the amount of $2.3 million in connection with services rendered to Cyalume. As of December 31, 2010, a promissory note in the amount of $2.1 million was outstanding.

NOTE 8 - Warrants

The Company, issued common stock purchase warrants to the investors in its March 2007 $20,000,000 private placement financing. The warrants, as adjusted, covered the purchase of up to 1,494,886 shares at an exercise price of $6.35 and were exercisable through and including March 1, 2010. On March 1, 2010 all 1,494,886 warrants expired unexercised.

NOTE 9 - Commitments and Contingencies

Lease Commitments

The Company leases its headquarters and other office locations under non-cancelable lease agreements which expire between 2008 and 2014.

On February 14, 2008, the Company entered into a new lease agreement for approximately 40,300 square feet of office space on the 20th floor at 1251 Avenue of the Americas, New York, NY for a term which commenced in May 2008 and ends in October 2013. The monthly rental fee is $252,000, with five months free rent after the payment of the first monthly lease payment on the commencement date. The monthly rent expense is $233,000.

The Company's future minimum lease payments for all operating leases are as follows as of December 31, 2010 (in thousands of dollars):

	Office Leases
2011	$ 3,228
2012	3,181
2013	2,585
2014	56

Occupancy and rental expense amounted to $3.1 million, $3.1 million, and $2.9 million in 2010, 2009, and 2008, respectively.

Letter of Credit

In connection with the lease for the 20th floor at 1251 Avenue of the Americas, New York, NY the Company issued a letter of credit in favor of the landlord in the sum of $755,625, as a security deposit. The letter of credit expires in March 2012 but is subject to automatic extension.

Equity Commitment

The Company, through RPI, has made an investment commitment to Aceras Partners to fund operations and the joint venture's principal investments in life science companies. At December 31, 2010, and 2009, $12.1 million and $15.4 million of this commitment remained unfunded, respectively.

NOTE 10 - Net Capital Requirements

R&R is subject to various regulatory requirements, including the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1). These regulations place limitations on certain transactions, such as repaying subordinated borrowings, paying cash dividends, and making loans to a parent, affiliates or employees. Broker-dealers are prohibited from such transactions which would result in a reduction of its total net capital to less than 120% of its required minimum net capital. Moreover, broker-dealers are required to notify the SEC before entering into any such transactions, which if executed, would result in a reduction of 30% or more of its excess net capital (net capital less the minimum requirement). The SEC has the ability to prohibit or restrict such transactions if the result is detrimental to the financial integrity of the broker-dealer.

At December 31, 2010, R&R had net capital of $10.3 million, which was $9.5 million in excess of its required net capital of $0.9 million.

NOTE 11 - Income Taxes

For the years ended December 31, 2010 and 2009, the current and deferred amount of income tax expense (benefit) in the statement of operations are comprised of the following (in thousands of dollars):

		Year Ended December 31,	
		2010	2009
Current:			
Federal	$	(153)	297
States & City		125	132
Total current tax expense (benefit)		(28)	429
Deferred:			
Federal		(1,902)	(3,399)
States & City		(557)	(943)
Total deferred tax expense (benefit)		(2,459)	(4,342)
Total income tax expense (benefit)	$	(2,487)	(3,913)

A reconciliation of total income taxes and the amount computed by applying the applicable federal income tax rate to earnings before income taxes follows (in thousands of dollars):

	Year Ended December 31,		
		2010	2009
Computed "expected" tax at 34% statutory rate	$	(2,735)	14,307
Increase in taxes resulting from:			
Non-deductible expenses and non-taxable income, net		189	84
State and local income taxes, net of federal benefit		(324)	1,458
Income taxes attributable to non-controlling interest		2	(6,361)
Share-based compensation		309	1,184
Other items		24	754
Net operating loss related to dissolved entity		200	—
Change in valuation allowance		(152)	(15,339)
Total	$	(2,487)	(3,913)

The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities are presented below (in thousands of dollars):

		December 31, 2010	December 31, 2009
Deferred tax assets:			
Stock based compensation	$	2,743	3,462
Intangible assets		8,731	8,881
Depreciation		180	393
Unrealized gain on investments		287	199
Accrued expenses		833	961
Allocation for bad debt		73	141
Foreign net operating loss carryforwards		48	200
Other carryovers		212	133
		13,107	14,370
Valuation allowance		(48)	(200)
		13,059	14,170
Deferred tax liabilities:			
Warrant income		(2,406)	(5,457)
Gain on sale of investments		(3,852)	(4,371)
		(6,258)	(9,828)
Net deferred tax asset	$	6,801	4,342

In determining the possible future realization of deferred tax assets, the future taxable income from the following sources is taken into account; (a) the reversal of taxable temporary differences; (b) future operations exclusive of reversing temporary differences; and (c) tax planning strategies that, if necessary, would be implemented to accelerate taxable income into years in which net operating losses might otherwise expire.

The valuation allowance recorded in 2009 and 2010 relates to foreign net operating loss carry-forward deferred tax assets for which management has determined that it is not "more likely than not" that such deferred tax assets will be realized in the future. Aside from the valuation allowance recorded against its' foreign net operating loss carry-forward deferred tax asset, management has determined that it is "more likely than not" that the remainder of its' deferred tax assets are realizable in the future.

The Company's continuing practice is to recognize estimated interest and/or penalties related to income tax matters as a component of income tax expense. As of December 31, 2010, the Company had no material accruals for interest, penalties, or unrecognized tax benefits on uncertain tax positions.

The Company files income tax returns in the U.S. federal jurisdiction, various states, local and foreign jurisdictions. The Company is not currently under examination by the United States Internal Revenue Service or any other state, local, or foreign taxing jurisdictions.

The Company's income tax returns filed for tax years 2007, 2008 and 2009 are subject to examination by the U.S. federal, state, and foreign taxing jurisdictions. In addition, the Company does not anticipate any change in the amount of unrecognized tax benefits within the next twelve months.

NOTE 12 – Stock Based Compensation

Stock-Based Compensation

The Company has an Incentive Compensation Plan ("Incentive Plan") which allows awards in the form of incentive stock options (within the meaning of Section 422 of the Internal Revenue Code), nonqualified stock options, stock appreciation rights, restricted stock, unrestricted stock, performance awards, restricted stock units, dividend equivalents or other share-based awards. The plan imposes a limit on the number of shares of our common stock that may be subject to awards.

The Incentive Plan allows for grants of restricted stock awards, whereby employees are granted restricted shares of common stock subject to forfeiture. The Incentive Plan also allows for grants of restricted stock units (RSUs). RSUs give a participant the right to receive fully vested shares at the end of a specified deferral period. One advantage of RSUs, as compared to restricted stock, is that the period during which the award is deferred as to settlement can be extended past the date the award becomes non-forfeitable, allowing a participant to hold an interest tied to common stock on a tax deferred basis. Prior to settlement, RSUs carry no voting rights associated with the stock ownership.

The Company has historically and generally expect to issue new shares of common stock when satisfying our issuance obligations pursuant to share based awards, as opposed to reissuing shares from our treasury stock.

The Company recorded ($0.1 million), $5.8 million, and $5.6 million of stock-based compensation expense for the years ended December 31, 2010, 2009, and 2008, respectively. The 2010 total compensation cost of a $0.1 million reversal was due to several large forfeitures offsetting stock-based compensation expense during the year.

The unamortized deferred stock-based compensation balance as of December 31, 2010 amounts to $6.2 million and will be fully amortized through 2016.

A summary of stock options outstanding as of December 31, 2010 is as follows (shares in thousands):

Stock Options	Number of Options	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
Outstanding at December 31, 2008	5,077	$ 4.04	$ 1.09		
Canceled	(970)	3.91	1.62		
Outstanding at December 31, 2009	4,107	$ 4.07	$ 0.96		
No activity	—	—	—		
Outstanding at December 31, 2010	4,107	$ 4.07	$ 0.96	1.5 years	$ 0.0 million
Exercisable at December 31, 2010	4,107	$ 4.07	$ 0.96	1.5 years	$ 0.0 million

There were no stock option grants in 2010, 2009, and 2008.

The total intrinsic value of stock options exercised during 2008 was $95,892. No cash was received from the exercise of stock options by employees during 2010, 2009, and 2008.

Total compensation cost associated with stock options was $0.1 million, $1.4 million, and $2.2 million in 2010, 2009, and 2008, respectively.

The following tables detail the activity of restricted stock (shares in thousands):

Restricted Stock	Number of Shares	Weighted Average Grant Date Fair Value
Balance at December 31, 2008	432	$ 2.31
Forfeited	(95)	2.28
Vested	(144)	2.31
Balance at December 31, 2009	193	$ 2.33
Forfeited	(8)	2.28
Vested	(97)	2.33
Balance at December 31, 2010	88	$ 2.33

Total compensation cost associated with restricted stock was $0.2 million, $0.2 million, and $2.2 million in 2010, 2009, and 2008, respectively.

The following tables detail the activity of restricted stock units (shares in thousands):

RSUs

	Shares		Weighted Average Grant Date Fair Value	
	Future Service Required	No Future Service Required (1)	Future Service Required	No Future Service Required
Balance at December 31, 2008	7,245	-	$ 0.79	$ -
Granted	2,132	-	0.81	-
Forfeited	(3,321)	-	0.73	-
Vested	(3,389)	3,389	1.93	1.93
Distribution of underlying shares	-	(883)	-	4.52
Balance at December 31, 2009	2,667	2,506	$ 1.00	$ 1.02
Granted	5,337	-	1.32	-
Forfeited	(1,169)	(1,916)	1.04	0.97
Vested	(1,272)	1,272	1.07	1.07
Distribution of underlying shares	-	(155)	-	0.95
Balance at December 31, 2010	5,563	1,707	$ 1.28	$ 1.13

(1) Represents fully vested RSUs which are still subject to transferability restrictions.

The RSUs generally have vesting provisions for up to 5 years, with sale restrictions for additional years after vesting. The fair value of the RSUs was determined based on a protective put method model using a discount due to lack of marketability.

Total compensation cost associated with RSUs was ($0.4 million), $4.2 million and $1.2 million in 2010, 2009, and 2008, respectively. The 2010 total compensation cost of ($0.4 million) was due to several large forfeitures offsetting stock-based compensation expense during the year.

As of December 31, 2010, there was $6.2 million of total unrecognized compensation cost related to non vested restricted shares and RSUs awards, which is expected to be recognized over a remaining weighted-average vesting period of approximately 4.3 years.

NOTE 13 – Weighted Average Shares Outstanding

The table below reconciles weighted average number of common shares outstanding, basic and diluted, for the years ended December 31, 2010, 2009, and 2008 (weighted average shares in thousands):

	Year Ended December 31,		
	2010	2009	2008
Shares outstanding, basic	36,079	35,588	33,375
Stock options (1)	-	39	-
Non-vested restricted stock and RSUs (1)	-	1,772	-
Shares outstanding, diluted	36,079	37,399	33,375

Due to the fact the Company had a net loss for the years ended December 31, 2010 and December 31, 2008, the outstanding shares for calculation of basic EPS and diluted EPS for that period are the same.

NOTE 14 – Segment Reporting

Through June 30, 2009, the Company operated in one business segment. Commencing July 1, 2009, the Company began operating in two business segments, Capital Markets and Merchant Banking. The Capital Markets reportable segment includes our investment banking, sales and trading activities and research. The Capital Markets reportable segment is managed as a single operating segment that provides the following principal sources of revenue:

- investment banking fees, which are derived from corporate finance activities and strategic advisory services;
- realized and unrealized gains with respect to securities held for the Company's own account;
- commissions on sales and trading activities;
- conference fees; and
- other miscellaneous sources of revenues, such as interest.

Although the Company has multiple sources of revenue derived within Capital Markets, most of our revenue is derived from investment banking services and consists of private placement, underwriting and strategic advisory fees earned upon the successful completion of financing or other types of corporate transactions, such as mergers, acquisitions and dispositions.

The Merchant Banking segment is primarily comprised of operating activities related to Aceras BioMedical. On May 12, 2008, the Company formed Aceras BioMedical, a joint venture through which it, in partnership with Aceras Partners, LLC, makes principal investments in early-stage biotechnology and life sciences companies. In conjunction with the establishment of the joint venture, the Company formed a new wholly-owned subsidiary, RPI, which holds a 50% stake in Aceras BioMedical and serves as the holding vehicle for all of its principal-related businesses. At December 31, 2010, RPI's outstanding investment commitment to Aceras BioMedical over five years to fund operations and the joint venture's principal investments in life science companies was $12.1 million. RPI receives 50% of Aceras BioMedical's economic interest in all investments made.

Dollars in Millions		Capital Markets	Merchant Banking	Non-Interest	Total
2010					
Net revenues	$	82.0	1.6	-	83.6
Expenses	$	88.4	3.2	-	91.6
Operating income	$	(6.4)	(1.6)	-	(8.0)
Segment assets	$	70.5	10.6	-	81.1
2009					
Net revenues	$	96.2	17.3	18.7	132.2
Expenses	$	80.1	10.0	-	90.1
Operating income	$	16.1	7.3	18.7	42.1
Segment assets	$	72.7	10.1	12.1	94.9
2008					
Net revenues	$	49.2	-	-	49.2
Expenses	$	83.1	1.0	-	84.1
Operating income	$	(33.9)	-	-	(34.9)
Segment assets	$	47.7	-	-	47.7

NOTE 15 – Selected Quarterly Financial Data (Unaudited)

The following is a summary of unaudited quarterly statements of operations for the years ended December 31, 2010 and 20098 (amounts in thousands, except per share amounts):

	First	Second	Third	Fourth
2010				
Revenues	$ 27,727	16,389	17,362	22,137
Operating income (loss)	$ 4,327	(7,959)	(6,027)	1,615
Net income (loss)	$ 2,094	(4,571)	(4,273)	1,193
Earnings (loss) per share:				
Basic	$ 0.06	(0.12)	(0.12)	0.03
Diluted	$ 0.06	(0.12)	(0.12)	0.03
Weighted average number of shares outstanding:				
Basic	36,149	36,763	36,113	35,314
Diluted	37,818	36,763	36,113	37,466

	First	Second	Third	Fourth
2009				
Revenues	$ 5,839	33,395	65,550	27,440
Operating income (loss)	$ (12,297)	15,951	30,582	7,844
Net income (loss)	$ (12,283)	15,928	15,540	8,113
Earnings (loss) per share:				
Basic	$ (0.35)	0.45	0.44	0.22
Diluted	$ (0.35)	0.42	0.40	0.21
Weighted average number of shares outstanding:				
Basic	34,795	35,669	35,645	36,227
Diluted	34,795	37,883	38,522	39,218

NOTE 16 – Subsequent Event

On January 5, 2011, the Company entered into a definitive merger agreement in connection with its proposed acquisition of Hudson Holding Corporation ("Hudson"). The terms of the merger agreement provides for each Hudson share to be exchanged for 0.0338 shares of the Company's common stock. The transaction is valued at approximately $7 million, based upon a $2.69 valuation per share of the Company's common stock. The exchange ratio and aggregate merger consideration are subject to adjustment, up or down, based upon the net liquid assets of Hudson at the effective time of the merger. The transaction, which is expected to close in the second quarter of 2011, is subject to Hudson stockholder approval, regulatory approvals and other customary closing conditions.

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